Exhibit 99.1

FOCUS

Stantec

STANTEC INC.
2012 FIRST QUARTER REPORT
Three Months Ended March 31, 2012, and 2011

STN·TSX·NYSE

One Team. Integrated Solutions.

   Stantec, founded in 1954, provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. Continually striving to balance economic, environmental, and social responsibilities, we are recognized as a world-class leader and innovator in the delivery of sustainable solutions. We support public and private sector clients in a diverse range of markets at every stage, from the initial conceptualization and financial feasibility study to project completion and beyond.

In simple terms, the world of Stantec is the water we drink, the routes we travel, the buildings we visit, the industries in which we work, and the neighborhoods we call home.

Our services are provided on projects around the world through approximately 11,000 employees operating out of more than 170 locations in North America and 4 locations internationally. Stantec trades on the TSX and on the NYSE under the symbol STN.

Stantec is One Team providing Integrated Solutions.

i	REPORT TO SHAREHOLDERS

Management’s Discussion and Analysis		Unaudited Interim Condensed Consolidated Financial Statements

M–1	Core Business and Strategy	F–1	Consolidated Statements of Financial Position

M–1	Results	F–2	Consolidated Statements of Income

M–14	Summary of Quarterly Results	F–3	Consolidated Statements of Comprehensive Income

M–15	Liquidity and Capital Resources	F–4	Consolidated Statements of Shareholders’ Equity

M–18	Other	F–5	Consolidated Statements of Cash Flows

M–20	Outlook	F–6	Notes to the Unaudited Interim Condensed Consolidated Financial Statements

M–20	Critical Accounting Estimates, Developments, and Measures	IBC	Shareholder Information

M–21	Controls and Procedures

M–21	Risk Factors

M–21	Subsequent Event

M–21	Caution Regarding Forward-Looking Statements

Report to Shareholders

First Quarter 2012

Focus on Shareholder Value

I am pleased to report that our Company began 2012 with solid results, and despite the ongoing challenges of the business environment, we saw our third consecutive quarter of organic growth coupled with good overall results. The following results reflect our commitment to our shareholders

•	Compared to Q1 11, our gross revenue increased 7.4% to C$439.1 million from C$408.7 million.
•	Our EBITDA increased 3.0% to C$47.4 million in Q1 12 from C$46.0 million in Q1 11.
•	Our net income increased 4.6% to C$24.9 million in Q1 12 from C$23.8 million in Q1 11.
•	Our diluted earnings per share increased 5.8% to C$0.55 in Q1 12 from C$0.52 in Q1 11.
•

We declared a quarterly dividend of C$0.15 per share, payable on July 19, 2012 to shareholders of record on June 29, 2012, reflecting our confidence in our ability to execute effectively while providing enhanced shareholder returns.

Our results for Q1 12 were positively impacted by an increase in revenue due to organic growth in our Industrial and Urban Land practice areas, including strong activity in the mining and oil and gas sectors. Our results were also positively impacted by our continued focus on operational excellence, evidenced by a reduction in administrative and marketing expenses as a percentage of net revenue from 42.2% in Q1 11 to 41.5% in Q1 12.

We declared our second quarterly dividend of C$0.15 per share, payable on July 19, 2012 to shareholders of record on June 29, 2012. The dividend reflects our confidence in our ability to continue to grow revenue, complete strategic acquisitions, and generate cash flow from operations while providing enhanced shareholder returns.

In our Buildings practice area, despite the continued softening of the market in 2012, we continue to secure projects in our key market sectors, which include healthcare, education, commercial/retail, and aviation. For example, as part of a team, we were selected to provide architecture and interior design services for the University of Wisconsin Hospitals and Clinics Authority East Side Campus Development in Madison, Wisconsin, a new satellite healthcare campus consisting of a 100-bed community hospital and Orthopedic Center of Excellence. Illustrating our focus on providing integrated solutions to our clients, we are also providing multidisciplinary services on a new 102-bed senior care facility on a site adjacent to the Powell River General Hospital in Powell River, British Columbia. This facility will be designed to LEED® Gold standards.

In our Environment practice area, we saw continued investment in water sector facilities by our clients due to regulatory requirements that require water and sewage treatment plants to be upgraded, and sanitary sewer overflow and combined sewer overflow programs to continue. For example, during the quarter, we were awarded a multi-year Capacity Assurance Program for the city of Lexington, Kentucky. We also continued to focus on opportunities in the industrial sector by expanding our water service offerings into areas such as tailings pond treatment, flood control, water reuse, and water resource management. For example, we are providing design review services for a selenium removal water treatment facility at Teck Coal mining operations in southeastern British Columbia. High oil prices encouraged increased activity in large-scale projects in the Canadian oil and gas sector, especially in western Canada. For example, during the quarter we continued with the overall technical coordination of the environmental assessment, as well as the lead on the emergency response planning, for the Northern Gateway Pipeline project. In addition, our Nu Nennè-Stantec Inc. partnership secured environmental regulatory support services for the Enbridge Athabasca Pipeline Twinning Project.

Our Industrial practice area has enjoyed organic growth largely due to commodity prices which have remained strong and spurred the capital spending plans of our private sector clients. We continue to build relationships with the top global mining companies, and also to build relationships with new clients. For example, we secured work with a new

i

client, Twin Metals Minnesota, LLC. Our scope of work includes mine planning and design as part of a prefeasibility study being undertaken by the client for an underground copper, nickel, and platinum metals mine in northeastern Minnesota. Relatively high oil prices led to additional projects in the oil and gas sector as our clients are adding capacity for storage and distribution. For example, we were recently awarded and commenced work on several new pipeline projects that include pipeline design engineering, routing analysis, environmental consulting, and permitting. Recent awards further position us in the Eagle Ford Shale, located in Texas, with a 140-mile, 20-inch (225-kilometer, 51-centimeter) pipeline expansion project. In addition, we are providing construction management oversight and regulatory support for other projects in Eagle Ford.

In our Transportation practice area, we continued to secure projects with repeat clients due to our strong relationships and past performance. For example, during the quarter we secured various planning services and work on traffic and revenue forecasting for bridges and tunnels for the Metropolitan Transportation Authority in New York.

In our Urban Land practice area, the housing market in western Canada showed signs of strengthening. For example, we continued our work on Big Lake Neighborhood in Edmonton, Alberta, and in the quarter, we worked on finalizing the engineering design for the first stage of the Hawks Ridge development within this neighborhood. This development incorporates low-impact development techniques, constructed wetlands for stormwater management in an environmentally sensitive natural area, as well as a major wildlife crossing under an arterial roadway.

On a consolidated basis, our outlook for 2012 is a targeted 2.0 to 3.0% increase in organic revenue compared to 2011. Further discussion on the outlooks for each of our practice area units for 2012 can be found in the Gross and Net Revenue subheading of the Results section of this Management Discussion and Analysis.

We remain focused on the disciplined execution of our strategy, which results in growth and value for our shareholders. Our solid results for the first quarter reflect this commitment, despite the ongoing challenges of the business environment. We are thankful to our clients for entrusting us with their projects, and to our talented staff who continue to build strategic partnerships with our clients.

Bob Gomes, P.Eng.

President & CEO

May 9, 2012

ii

MANAGEMENT’S DISCUSSION AND ANALYSIS

May 9, 2012

This discussion and analysis of Stantec Inc.’s operations, financial position, and cash flows, for the quarter ended March 31, 2012, dated May 9, 2012, should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes for the quarter ended March 31, 2012; the Management’s Discussion and Analysis and audited consolidated financial statements and related notes included in our 2011 Financial Review; and the Report to Shareholders contained in our 2012 First Quarter Report. Our unaudited interim consolidated financial statements and related notes for the quarter ended March 31, 2012, are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We continue to use the same accounting policies and methods as those used in 2011.

Unless otherwise indicated, all amounts shown below are in Canadian dollars. Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Such additional information is not incorporated by reference herein, unless otherwise specified, and should not be deemed to be made part of this Management’s Discussion and Analysis.

CORE BUSINESS AND STRATEGY

Our Company provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, project management, environmental sciences, and project economics for infrastructure and facilities projects. By integrating our expertise in these areas across North America, and in other international locations, we are able to work as “One Team” providing our clients with a vast number of project solutions. This integrated approach also enables us to execute our “Global Expertise. Local Strength.” operating philosophy by maintaining a world-class level of expertise, which we supply to our clients through the strength of our local offices. Through multidiscipline service delivery, we also support clients throughout the project life cycle—from the initial conceptual planning to project completion and beyond.

Our goal is to become and remain a top 10 global design and consulting services firm, and our focus is to provide professional services in the infrastructure and facilities market principally on a fee-for-service basis while participating in various models of alternative project delivery. To achieve our goal, from 2012 to 2020 we intend to continue to expand the depth and breadth of our services, which we expect to result in growth. Our core business and strategy and the key performance drivers and capabilities required to meet our goal have not changed in Q1 12 from those described on pages M-4 to M-13 of our 2011 Financial Review and are incorporated by reference herein.

RESULTS

Overall Performance

Highlights for Q1 12

We achieved solid results for the first quarter of 2012. Compared to Q1 11, our gross revenue increased 7.4% from $408.7 million to $439.1 million, EBITDA increased 3.0% from $46.0 million to $47.4 million, net income increased 4.6% from $23.8 million to $24.9 million, and diluted earnings per share increased 5.8% from $0.52 to $0.55.

Our results were positively impacted by an increase in revenue due to acquisitions completed in 2011 and organic growth spurred by increased activity in the mining and oil and gas sectors, partially offset by a slower than anticipated economic recovery in the United States. Compared to Q1 11, we reported organic growth in our Industrial and Urban Land practice area units as more fully discussed on pages M-5 and M-11. In addition, our results were positively impacted by a reduction of our administrative and marketing expenses as a percentage of net revenue from 42.2% in Q1 11 to 41.5% in Q1 12.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2012

STANTEC INC. (UNAUDITED)

The following table summarizes key financial data for Q1 12 and Q1 11:

	Quarter Ended March 31

(In millions of Canadian dollars, except per share amounts and %)	2012	2011	$ Change	% Change

Gross revenue (note 1)	439.1	408.7	30.4	7.4%
Net revenue (note 1)	370.9	336.8	34.1	10.1%
Net income	24.9	23.8	1.1	4.6%
Earnings per share – basic	0.55	0.52	0.03	5.8%
Earnings per share – diluted	0.55	0.52	0.03	5.8%
EBITDA (note 1)	47.4	46.0	1.4	3.0%
Cash flows used in operating activities	(2.0)	(13.4)	11.4	n/m
Cash flows used in investing activities	(39.4)	(42.0)	2.6	n/m
Cash flows from financing activities	13.8	5.7	8.1	n/m

n/m = not meaningful

note 1: Gross revenue and net revenue are additional IFRS measures as discussed in the Definition of Non-IFRS measures in the Critical Accounting Estimates, Developments, and Measures section of our 2011 Financial Review (the “Definitions Section”) and is incorporated by reference herein. EBITDA is a non-IFRS measure and is calculated as income before income taxes plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment, as further discussed in the Definitions Section of our 2011 Financial Review

The following highlights key activities and initiatives in the quarter ended March 31, 2012:

•

On February 15, 2012, Stantec’s board of directors approved a dividend policy and concurrently declared its first quarterly dividend of $0.15 per share, which was paid on April 17, 2012, to shareholders of record on March 30, 2012, totaling $6.9 million. On May 9, 2012, an additional dividend of $0.15 per share was declared for shareholders of record on June 29, 2012, to be paid on July 19, 2012. The declaration of these dividends reflects our financial strength and confidence in our ability to continue to grow revenue, complete strategic acquisitions, and generate ongoing cash flow from operations while providing enhanced shareholder returns.

•

During the quarter, our gross revenue grew organically by 1.9% and net revenue grew organically by 4.3%. This is the third consecutive quarter where we achieved positive organic growth on a gross and net revenue basis.

•

During the quarter, we successfully completed a major upgrade to our enterprise management system—the largest upgrade we have undertaken since we first implemented this system in 2003. The upgrade addressed our financial, human resources, and project billing and costing modules. This upgrade provides us with a sustainable and resilient platform to support our future growth.

•

During the quarter, we achieved Companywide certification to the International Organization for Standardization’s (ISO) 14001:2004 Environmental Management Systems standard. This is a globally recognized standard that requires an organization to identify potential environmental impacts and establish controls to minimize impacts, to monitor and communicate environmental performance, and to establish a formal process for continually improving the system.

Results compared to 2011 targets

In our 2011 annual Management’s Discussion and Analysis, we established various ranges of expected performance for fiscal year 2012. The following is an indication of our progress toward these targets:

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2012

STANTEC INC. (UNAUDITED)

Measure	2012 Expected Range	Actual Q1 12 Results Achieved

Gross margin as % of net revenue	Between 54.5 and 56.5%	54.4% x
Administrative and marketing expenses as % of net revenue	Between 41 and 43%	41.5% ✓
Net income as % of net revenue	At or above 6%	6.7% ✓
Effective income tax rate	At or below 28.5%	27.0% ✓
Return on equity (notes 1 and 3)	At or above 14%	2.1% x
Net debt to EBITDA (notes 2 and 3)	Below 2.5	1.38 ✓

The above table contains forward-looking statements. See the Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis.

note 1: Return on equity is calculated as net income for the last four quarters divided by average shareholders’ equity over each of these quarters.

note 2: Net debt to EBITDA is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and term deposits, divided by (2) EBITDA for the last four quarters, which is calculated as income before income taxes plus net interest expense, amortization of intangible assets, deprecation of property and equipment, and goodwill and intangible impairment.

note 3: Return on Equity and Net debt to EBITDA are non-IFRS measures and are discussed in the Definitions Section of our 2011 Financial Review.

✓ Met our target

X Did not meet target

At the end of Q1 12 we met all of our targets with the exception of return on equity and we were slightly below our gross margin range as further explained in the Gross Margin section below. Excluding the impact of the $90 million non-cash goodwill impairment recorded in Q4 11, our return on equity would have been 15.1%.

Balance Sheet

The following highlights the major changes to our assets, liabilities, and equity from December 31, 2011:

(In millions of Canadian dollars)	Mar 31, 2012	Dec 31, 2011	$ Change	% Change

Total current assets	523.8	529.2	(5.4)	(1.0%)

Property and equipment	105.7	107.9	(2.2)	(2.0%)
Goodwill	501.9	509.0	(7.1)	(1.4%)
Intangible assets	77.4	72.0	5.4	7.5%
Other financial assets	61.0	61.6	(0.6)	(1.0%)
All other assets	47.5	47.7	(0.2)	(0.4%)

Total assets	1,317.3	1,327.4	(10.1)	(0.8%)

Current portion of long-term debt	31.7	59.6	(27.9)	(46.8%)
Provisions	16.1	16.4	(0.3)	(1.8%)
All other current liabilities	245.3	251.5	(6.2)	(2.5%)
Total current liabilities	293.1	327.5	(34.4)	(10.5%)

Long-term debt	248.7	236.6	12.1	5.1%
Provisions	40.1	42.1	(2.0)	(4.8%)
All other liabilities	92.3	94.0	(1.7)	(1.8%)
Equity	643.1	627.2	15.9	2.5%

Total liabilities and equity	1,317.3	1,327.4	(10.1)	(0.8%)

Refer to the Liquidity and Capital Resources section of this report for an explanation of the change in current assets and current liabilities.

Property and equipment decreased due to depreciation charged in the quarter, partially offset by additions due to normal operations. Goodwill decreased due to foreign exchange as explained below. Intangible assets increased mainly due to the renewal of an agreement for AutoCAD software in the quarter. This increase was partially offset by amortization.

In total, long-term debt decreased $15.8 million mainly due to the payment of $26.6 million of notes payable for prior acquisitions, and $2.8 million for finance lease obligations. These payments were partially offset by a $13.5 million

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2012

STANTEC INC. (UNAUDITED)

increase in our revolving credit facility outstanding balance. Total provisions decreased $2.3 million in the quarter, mainly due to a decrease in our provisions for claims and lease exit and onerous contract liabilities.

Overall, the carrying amount of the assets and liabilities of our US subsidiaries on our consolidated balance sheets decreased due to the strengthening of the Canadian dollar from US$0.98 at December 31, 2011, to US$1.00 at March 31, 2012.

Our shareholders’ equity increased mainly due to $24.9 million in net income earned in the quarter, $3.3 million in share options exercised for cash, and $0.6 million in share-based compensation expense. These increases were offset by $6.9 million of dividends declared in the quarter, and by $6.0 million in other comprehensive loss mainly attributable to foreign exchange adjustments. These foreign exchange adjustments represent unrealized foreign exchange gains and losses that occur when translating our foreign operations into Canadian dollars.

Results of Operations

Our Company operates in one reportable segment—Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services, principally under fee-for-service agreements with clients.

The following table summarizes our key operating results on a percentage of net revenue basis, and the percentage increase in the dollar amount of these results:

	Quarter ended March 31
	Percentage of Net Revenue		Percentage Increase (Decrease) *
	2012	2011	2012 vs. 2011

Gross revenue	118.4%	121.3%	7.4%
Net revenue	100.0%	100.0%	10.1%
Direct payroll costs	45.6%	44.2%	13.6%
Gross margin	54.4%	55.8%	7.3%
Administrative and marketing expenses	41.5%	42.2%	8.4%
Depreciation of property and equipment	1.7%	1.9%	(1.5%)
Amortization of intangible assets	1.3%	1.4%	0.0%
Net interest expense	0.6%	0.7%	0.0%
Other net finance expense	0.3%	0.2%	28.6%
Share of income from associates	(0.1%)	(0.1%)	50.0%
Foreign exchange gain	(0.1%)	(0.2%)	(50.0%)
Other expense (income)	0.0%	(0.0%)	n/m
Income before income taxes	9.2%	9.7%	4.6%
Income taxes	2.5%	2.6%	4.5%
Net income	6.7%	7.1%	4.6%

* % increase calculated based on the dollar change from the comparable period

n/m = not meaningful

The following section outlines certain factors that affected the results of our operations in the first quarter of 2012 and should be read in conjunction with our unaudited consolidated financial statements for the quarter ended March 31, 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2012

STANTEC INC. (UNAUDITED)

Gross and Net Revenue

The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to the Caution Regarding Forward-Looking Statements at the end of this report.

In the course of providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. The revenue associated with these direct costs is included in our gross revenue. Since such direct costs and their associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue, which is gross revenue less subconsultant and other direct expenses, and analyze our results in relation to net revenue rather than gross revenue.

Revenue earned by acquired companies in the first 12 months after their acquisition is initially reported as revenue from acquisitions and thereafter as organic revenue.

All our practice area units generate a portion of their gross revenue in the United States. The value of the Canadian dollar averaged US$1.00 in Q1 12 compared to US$1.02 in Q1 11, representing a 2.0% decrease. This weakening of the Canadian dollar had a positive effect on the revenue reported in Q1 12 compared to Q1 11.

The following table summarizes the impact of acquisitions, organic growth, and foreign exchange on our gross and net revenue:

Gross Revenue (In millions of Canadian dollars)	First Quarter 2012 vs. 2011

Increase due to:
Acquisition growth	20.0
Organic growth	7.8
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	2.6

Total net increase in gross revenue	30.4

Net Revenue (In millions of Canadian dollars)	First Quarter 2012 vs. 2011

Increase due to:
Acquisition growth	17.6
Organic growth	14.4
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	2.1

Total net increase in net revenue	34.1

The increase in acquisition gross and net revenue in Q1 12 compared to the same quarter last year was due to the revenue earned in Q1 12 attributed to the acquisitions listed in the Revenue by Region and Revenue by Practice Area Unit sections below. The increase in organic gross revenue in Q1 12 compared to Q1 11 was experienced in our Industrial and Urban Land practice area units as described below. The increase in organic net revenue in Q1 12 compared to Q1 11 was experienced in our Environment, Industrial, and Urban Land practice area units.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2012

STANTEC INC. (UNAUDITED)

The following table summarizes the growth in gross revenue by region:

Gross Revenue by Region

(in millions of Canadian dollars)	Quarter Ended March 31, 2012	Quarter Ended March 31, 2011	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Canada	244.7	226.0	18.7	9.7	9.0	n/a
United States	177.5	167.3	10.2	10.3	(2.7)	2.6
International	16.9	15.4	1.5	-	1.5	-

Total	439.1	408.7	30.4	20.0	7.8	2.6

Total gross revenue was positively impacted by the acquisitions completed in 2011, organic growth, and by the weakening of the Canadian dollar in Q1 12 compared to Q1 11.

The following lists the acquisitions completed in 2011 that impacted specific regions, year to date:

•	Canada: QuadraTec, Inc. (QuadraTec) (February 2011); the Caltech Group (Caltech) (May 2011); and FSC Architects and Engineers (FSC) (October 2011)
•	United States: Bonestroo, Inc. and Bonestroo Services, LLC (Bonestroo) (September 2011); and ENTRAN, Inc. (ENTRAN) (October 2011)

Canada. Gross revenue in our Canadian operations increased by 8.3% in Q1 12 compared to Q1 11 due to acquisition and organic growth. The 4.0% organic growth was mainly due to increased activity in the oil and gas and mining sectors. We believe our Canadian operations will experience moderate growth in 2012 compared to 2011 as described in the Outlook section of our 2011 Financial Review.

United States. Gross revenue in our US operations increased by 6.1% in Q1 12 compared to Q1 11 due to acquisition growth and foreign exchange, offset by a 1.6% organic revenue retraction. We believe our US operations will be stable in 2012 as described in the Outlook section of our 2011 Financial Review.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2012

STANTEC INC. (UNAUDITED)

International. Gross revenue in our International operations grew by 9.7% in Q1 12 compared to Q1 11 due to organic growth mainly in the mining sector. We believe we will experience stable to moderate growth internationally in 2012 compared to 2011 as described in the Outlook section of our 2011 Financial Review.

The following table summarizes gross revenue by practice area unit:

Practice Area Unit Gross Revenue (In millions of Canadian dollars, except %)	Quarter Ended March 31, 2012	% of Consulting Services Gross Revenue	Quarter Ended March 31, 2011	% of Consulting Services Gross Revenue	% Change in Gross Revenue 2012 vs. 2011

Buildings	110.0	25.0%	111.9	27.4%	(1.7%)
Environment	142.4	32.4%	142.1	34.8%	0.2%
Industrial	89.1	20.3%	70.0	17.1%	27.3%
Transportation	49.9	11.4%	46.5	11.4%	7.3%
Urban Land	47.7	10.9%	38.2	9.3%	24.9%

Total	439.1	100.0%	408.7	100.0%	7.4%

Note: Comparative figures have been restated due to a realignment of several practice components between our

Buildings, Industrial, Transportation, and Urban Land practice area units.

As indicated above, our gross revenue was impacted by acquisitions, organic growth, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact of these factors on gross revenue earned by practice area unit is summarized as follows:

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2012

STANTEC INC. (UNAUDITED)

Practice Area Unit Gross Revenue

	Quarter Ended March 31, 2012 vs. 2011
(In millions of Canadian dollars)	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Buildings	(1.9)	3.6	(6.1)	0.6
Environment	0.3	1.3	(2.0)	1.0
Industrial	19.1	6.1	12.7	0.3
Transportation	3.4	3.2	(0.3)	0.5
Urban Land	9.5	5.8	3.5	0.2

Total	30.4	20.0	7.8	2.6
Note: Comparative figures have been restated due to a realignment of several practice components between our Buildings, Industrial, Transportation, and Urban Land practice area units.

The following lists the acquisitions completed in 2011 that impacted specific practice area units year to date:

•	Buildings: QuadraTec (February 2011); and FSC (October 2011)
•	Environment: Bonestroo (September 2011)
•	Industrial: Caltech (May 2011)
•	Transportation: ENTRAN (October 2011)
•	Urban Land: Bonestroo (September 2011)

Buildings. The 5.5% organic revenue retraction in Q1 12 compared to Q1 11 was due to the softening of the buildings market. However, we continued to secure steady work in Canada and India. Organic revenue was also impacted by revisions made to our estimated cost to complete on certain large projects.

The buildings industry in general has experienced increased competition and continued pressure in funding for private and public sector clients. Management is monitoring the reduction in organic revenue growth and backlog levels, and adjusting staff levels accordingly. We continue to secure projects in our key market sectors, which are healthcare, education, commercial/retail, and aviation despite the continued softening of the market in 2012. For example, as part of a team we secured the architecture and interior design work for the University of Wisconsin Hospitals and Clinics Authority East Side Campus Development in Madison, Wisconsin. This is a new satellite healthcare campus consisting of a 100-bed community hospital and their Orthopedic Center of Excellence. We also secured a multidisciplinary project for a new 102-bed seniors care facility on a site adjacent to the Powell River General Hospital in Powell River, British Columbia. This facility will be designed to LEED® Gold standards.

We believe that the outlook for our Buildings practice area unit is stable organic revenue for 2012. Our Buildings practice is ranked amongst the top building design practices in the industry and is well positioned to secure significant project opportunities in 2012, despite the overall uncertainty of the North American and global economy. Our combination of global expertise and local strength is in demand by major clients in our key market sectors. Our expanded geographic presence will enable us to continue to pursue a broad range of North American and international opportunities.

Environment. The 1.4% organic gross revenue retraction in Q1 12 compared to Q1 11 was due to a reduction in pass-through subconsultant costs. Notwithstanding the retraction in gross revenue, we achieved solid net revenue organic growth. Certain water and environmental services projects in 2011 used subconsultants that were not required in 2012 due to the timing and mix of projects. The use of subconsultants, such as remediation contractors, can be quite variable year over year which may have a material impact on gross to net revenue.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2012

STANTEC INC. (UNAUDITED)

The mining, oil and gas, and power sectors continue to grow. High oil prices and international opportunities for the sale of natural gas and oil have encouraged increased activity in large-scale projects in the Canadian oil and gas sector, especially in western Canada. In particular, the increased desire to access western Canadian ports for export of hydrocarbons to Asia and other destinations has generated substantial opportunities in terms of inter-provincial pipelines and associated marine facilities. For example, during the quarter we continued with the overall technical coordination of the environmental assessment, as well as the lead on the emergency response planning, for the Northern Gateway Pipeline project. This is a 1,170-kilometer (727-mile) long dual pipeline system running from Bruderheim, Alberta to Kitimat, British Columbia. We also provided consulting services to two liquefied natural gas projects and associated port facilities in the same region. In addition, our Nu Nennè-Stantec Inc. partnership secured the environmental regulatory support services for the Enbridge Athabasca Pipeline Twinning Project. This 345-kilometer (214-mile) pipeline will connect Athabasca’s Kirby Lake Terminal with the Battle River Terminal near Hardisty, Alberta, to transport increased oil production from the Kirby Lake area of Alberta. Due to seasonality, environmental services traditionally has a slower start in the first quarter of the year, but this trend was offset somewhat in Q1 12 by increased activity in the mining sector in Canada.

In the water sector, new investment was relatively flat as municipalities dealt with budget constraints. However, there was still investment in existing facilities due to regulatory requirements and consent decrees that require water and sewage treatment plants to be upgraded, and sanitary sewer overflow and combined sewer overflow programs to continue. For example, during the quarter, we were awarded the multi-year Capacity Assurance Program for the city of Lexington, Kentucky. We continued to expand our water service offerings into other industrial water activities such as tailings pond treatment, flood control, water reuse, water resource management, and in the mining sector. For example, we are providing design review services for a selenium removal water treatment facility at Teck Coal mining operations in southeastern British Columbia.

We believe that the outlook for our Environment practice area unit is stable to moderate organic revenue growth in 2012. We expect to leverage our relationships with large clients to further expand into new geographic locations and service offerings. We believe that we are well positioned to secure opportunities resulting from a more stringent regulatory environment in the water sector. Awareness of environmental issues, which largely drives environmental spending by our energy sector clients, is also expected to increase. We also plan to continue focusing on integrated service opportunities, mainly with our Industrial practice area unit in the oil and gas sector.

Industrial. The 18.1% organic revenue growth in Q1 12 compared to Q1 11 was due to an increase in project activity, in particular in the mining and oil and gas sectors, which resulted in continued increases in staff levels and backlog. We continue to pursue various organic growth initiatives, in particular, in Louisiana and Texas. Growth could be limited by our ability to hire sufficient qualified personnel in growing markets.

Challenges still exist in the US economy but there are signs of improvement in certain areas such as in power and in the provision of services in shale plays. Commodity prices, a key driver for this practice area unit, remained strong and spurred the capital spending plans of our private sector clients. We experienced strong growth in the mining sector as we continue to secure significant projects with the top global mining companies and build relationships with new clients. During the quarter we secured work with a new client, Twin Metals Minnesota, LLC. Our scope of work includes mine planning and design as part of a prefeasibility study being undertaken by the client for an underground copper, nickel, and platinum metals mine in northeastern Minnesota. Relatively high oil prices led to additional projects in the oil and gas sector as our clients are adding capacity for storage and distribution. For example, we were recently awarded and commenced work on several new pipeline projects that include pipeline design engineering, routing analysis, environmental consulting, and permitting. Recent awards position us in the Eagle Ford Shale found in Texas, with a 140-mile, 20-inch (225-kilometer, 51-centimeter) pipeline expansion project. In addition, we are providing construction management oversight and regulatory support for other projects in Eagle Ford.

We believe that the outlook for our Industrial practice area unit is moderate organic revenue growth in 2012. Commodity prices are expected to remain strong, which we believe will encourage further capital spending by our private sector clients. We expect continued robust activity in the mining and oil and gas sectors, supported by our continued growth in

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STANTEC INC. (UNAUDITED)

other industrial sectors. We expect that our strong relationships with large global industrial clients will contribute to our further growth.

Transportation. The organic retraction of 0.6% in Q1 12 compared to Q1 11 was mainly the result of a soft market from the continued stress on public funding as public entities address deficit issues. The softening market was more evident in Canada than the United States. As a result of this softening, management is monitoring backlog and has adjusted staff levels accordingly, particularly in western Canada. Nonetheless, we continued to secure projects with repeat clients due to our strong relationships and past performance. For example, during the quarter, we secured various planning services and work on traffic and revenue forecasting for bridges and tunnels for the Metropolitan Transportation Authority in New York. We continue to seek further opportunities in the Canadian public-private partnership (P3) market and see increased activities in the US design-build market as our design focus makes us a strong partner for our clients in this sector.

During the quarter, SAFETEA-LU was extended for an additional three months, until June 30, 2012. This extension is expected to sustain the US federal highway and transit spending at current levels. However, the lack of a long-term federal funding strategy is still holding back larger projects. The smaller, shorter-term, and maintenance type projects are proceeding, although competition for these projects has increased. During the quarter, opportunities in the US and Canadian railway industry enabled us to expand the delivery of our railway engineering service package to Class 1 railways. For example, we were awarded a three year contract to provide Canadian Pacific Railway with overall engineering services in western Canada. Our service package involves planning, design, and construction supervision related to grading and track work, bridges, geomatics, geotechnical, and environmental remediation. We will also provide overall engineering program and materials management support.

We believe that the outlook for our Transportation practice area unit is stable to moderate organic revenue growth for 2012. We expect our rail and transit groups to maintain their current activity levels during 2012. However, we remain cautious as decreasing tax revenues, efforts to reduce state and provincial deficits, and continued uncertainty in long-term funding may continue to cause delays in some planned transportation projects.

Urban Land. The 9.2% organic revenue growth in Q1 12 compared to Q1 11 was due to an upswing in activity in certain geographic areas, particularly in western Canada, and our continued efforts to diversify into the nonresidential sector. In Q1 12 Canada accounted for approximately 60% of our urban land business, with the remainder of the work being spread throughout a number of locations in the United States. During the quarter, the housing market remained strong in western Canada while activity slowed in eastern Canada. In Edmonton, Alberta, we continued our work on Big Lake Neighborhood, and during the quarter, we worked on finalizing the engineering design for the first stage of the Hawks Ridge development within this neighborhood. This development incorporates low-impact development techniques, constructed wetlands for stormwater management in an environmentally sensitive natural area, as well as a major wildlife crossing under an arterial roadway. The US housing market is showing positive signs of recovery, but there is a lag in translating this activity into new project work. The positive signs included land developers returning to the review of potential property purchases. However, recovery is still complicated by foreclosures, credit issues, and unemployment rates, and there are concerns regarding ongoing economic challenges.

We continued to pursue and take advantage of opportunities in both the residential and nonresidential markets in Canada and the United States, demonstrating our ability to provide a variety of services to different segments in the urban land development market. In some of our regions, the market is changing to include more medium- to higher-density development and redevelopment projects; therefore, we are tailoring our services to reflect this shift. We continued to pursue nonresidential work in commercial, municipal, parks, and sports and recreation sectors to supplement our residential project backlog. As part of a team, we were recently awarded the new 32-hectare (79-acre) Southeast Cemetery project for the City of Calgary in Alberta.

We believe the outlook for our Urban Land practice area unit in 2012 is stable to moderate organic revenue growth. We anticipate the Canadian market will be steady, with strength in the western provinces and in locations related to resource activity, partially offset by softness in other areas experiencing government spending cuts. With positive signs in the US

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STANTEC INC. (UNAUDITED)

economy, we expect certain locations to slowly recover, such as the upper Midwest, while others remain soft. We anticipate growing opportunities in locations near areas of emerging energy development and, especially with the acquisition of Bonestroo, we are positioned to take advantage of these opportunities in the US Midwest. In 2012, we will focus on our multidisciplinary team approach, continue to diversify our client base, and position our business for improved economic conditions.

Gross Margin

For a definition of gross margin, refer to the discussion in the Definitions Section of our 2011 Financial Review and incorporated by reference herein. Our gross margin as a percentage of net revenue was 54.4% in Q1 12 compared to 55.8% in Q1 11. Our gross margin for Q1 2012 was slightly below our targeted range of 54.5 to 56.5% set out in our 2011 Financial Review. Gross margin percentages decreased in our Buildings, Industrial, and Transportation practice area units and increased in our Urban Land practice area unit.

The following table summarizes our gross margin percentages by practice area unit:

	Quarter Ended March 31

Gross Margin by Practice Area Unit	2012	2011

Buildings	53.2%	56.5%
Environment	57.9%	57.9%
Industrial	48.4%	50.6%
Transportation	52.6%	53.6%
Urban Land	59.4%	58.9%

Note: Comparative figures have been restated due to a realignment of several practice components between our Buildings, Industrial, Transportation, and Urban Land practice area units.

In general, fluctuations in the margins reported depend on the particular mix of projects in progress during any quarter, and on our project execution. These fluctuations reflect the nature of our business model, which is based on diversifying our operations across geographic locations, practice area units, and all phases of the infrastructure and facilities project life cycle. Our gross margins are also impacted by our ability to review our project information on a regular, consistent basis and make adjustments accordingly.

In the Buildings practice area unit, the decrease in gross margin was a reflection of lower gross margins being recognized on a number of major projects. In addition, the Buildings practice area unit is impacted by the continued softening of the healthcare market.

The Industrial practice area unit continues to grow organically. The impact of this growth in a lower-margin practice negatively impacts the consolidated gross margin. In addition, the industry is experiencing lower margins in general. Also, certain legacy projects from acquisitions have significantly lower contracted margins. As these projects are completed, the impact of these legacy projects will decrease.

The following table summarizes our gross margin percentages by region:

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2012

STANTEC INC. (UNAUDITED)

	Quarter Ended March 31

Gross Margin by Region	2012	2011

Canada	55.0%	57.5%
United States	53.8%	53.4%
International	49.6%	54.4%

The reduction in the gross margin in Canada was mainly due to the impact of lower margins recognized on major projects in our Buildings practice area unit, and the impact of a growing Industrial practice area unit at lower gross margins.

The lower gross margins experienced in the United States compared to Canada were principally due to the mix of projects in progress, the competitive environment in the United States, and the lower margins generally experienced in US government projects, especially in our Transportation practice area unit. Although slightly lower than our Canadian business, our gross margins in the United States continue to increase.

The gross margin in our International region was impacted by reduced margins recognized in our Buildings practice area unit; a significant portion of our International revenue is earned in this practice.

Administrative and Marketing Expenses

Our administrative and marketing expenses as a percentage of net revenue were 41.5% for Q1 12 compared to 42.2% for Q1 11, falling within our expected range of 41.0 to 43.0%. Administrative and marketing expenses were lower due to our continued focus on managing our costs and operational efficiencies. This decrease was partially offset by an increase in administrative labor as a percentage of net revenue. Administrative and marketing expenses may fluctuate from quarter to quarter as a result of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued during the period. In Q1 12 our administrative labor expense was higher than Q1 11 due to increased time spent on the major upgrade to our enterprise management system.

Intangible Assets

The timing of completed acquisitions, the size of acquisitions, and the type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years, whereas contract backlog is amortized over an estimated useful life of generally 1 to 4 years. Consequently, the impact of the amortization of contract backlog can be significant in the 4 to 16 quarters following an acquisition. The following table summarizes the amortization of identifiable intangible assets for Q1 12 and Q1 11:

Amortization of Intangibles	Quarter Ended March 31

(In thousands of Canadian dollars)	2012	2011

Client relationships	1,449	1,363
Backlog (note 1)	1,477	1,781
Software	1,740	1,331
Other	261	209
Lease disadvantage	(256)	-

Total amortization of intangible assets	4,671	4,684

note 1: Backlog is a non-IFRS measure further discussed in the Definitions Section of our 2011 Financial Review.

Amortization of software increased this quarter as we commenced amortization on the upgrade to our enterprise management system, which was put into use in Q1 12. Based on the unamortized intangible asset balance remaining at

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the end of Q1 12, we expect our amortization expense for intangible assets for the full year 2012 to be in the range of $10 to $11 million. The actual expense may be impacted by any new acquisitions completed after Q1 12.

Net Interest Expense

Net interest expense incurred in Q1 12 is consistent with Q1 11. While our long-term debt balance throughout Q1 12 was lower than the level outstanding in Q1 11, the mix of the debt and the interest rates applicable to the different types of debt resulted in the same level of interest expense being incurred. In Q1 11, our long-term debt balance consisted of our credit facility with an average interest rate of 3.33%, while at Q1 12, our long-term debt balance was a mixture of our credit facility and senior secured notes with an average interest rate of approximately 3.6%. The nature of our revolving credit facility and senior secured notes is further described in the Liquidity and Capital Resource section below.

Based on our credit facility balance at March 31, 2012, we estimate that a 0.5% increase or decrease in interest rates, with all other variables held constant, would have an immaterial impact on our net income and basic earnings per share for the quarter.

We have the flexibility to partially mitigate our exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt. Our senior secured notes have fixed interest rates; therefore, interest rate fluctuations would have no impact on the senior secured notes interest payments.

Foreign Exchange Gains (Losses)

During Q1 12, we recorded a $0.3 million foreign exchange gain compared to a $0.6 million gain in Q1 11. These foreign exchange gains arose on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and in our non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching US-dollar assets with US-dollar liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars. The foreign exchange gain incurred during the quarter was due to the volatility of daily foreign exchange rates and the timing of the recognition and relief of foreign-denominated assets and liabilities. As at March 31, 2012, we had no foreign currency forward contracts.

During the first quarter of 2012, we recorded a $7.1 million loss in our foreign exchange adjustments in other comprehensive income, compared to an $11.7 million loss during the same period in 2011. These unrealized losses arose when translating our foreign operations into Canadian dollars. The loss during the first quarter of 2012 was due to the strengthening of the Canadian dollar from US$0.98 at December 31, 2011, to US$1.00 at March 31, 2012.

We estimate that, due to a slight net exposure at March 31, 2012, a $0.01 increase or decrease in the US-dollar to Canadian-dollar exchange rate, with all other variables held constant, would have an immaterial impact on our net income for the quarter.

Income Taxes

Our effective income tax rate for the first quarter of 2012 was 27.0% compared to 26.5% for the year ended December 31, 2011(without the impact of the goodwill impairment charge of $90.0 million recorded in 2011). The effective tax rate of 27.0% meets the target of at or below 28.5% set out in our 2011 Financial Review. The income tax rate of 27.0% in Q1 12 is based on statutory rates in the jurisdictions in which we operate and on our estimated earnings in each of these jurisdictions.

We believe that we will meet the 2012 expected target of at or below 28.5% set out in our 2011 Financial Review. We review our estimated income tax rate quarterly and adjust it based on changes in statutory rates in the jurisdictions in which we operate as well as on our estimated earnings in each of these jurisdictions.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2012

STANTEC INC. (UNAUDITED)

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes thereto.

Quarterly Unaudited Financial Information

(In millions of Canadian dollars, except per share amounts)	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011

Gross revenue	439.1	432.0	430.4	412.3
Net revenue	370.9	348.2	351.2	342.3
Net income (loss)	24.9	(65.7)	28.9	25.7
EPS – basic	0.55	(1.45)	0.63	0.56
EPS – diluted	0.55	(1.45)	0.63	0.56

	Mar 31, 2011	Dec 31, 2010	Sep 30, 2010	Jun 30, 2010

Gross revenue	408.7	383.7	386.7	371.1
Net revenue	336.8	310.9	314.5	303.8
Net income	23.8	23.3	31.3	23.8
EPS – basic	0.52	0.51	0.69	0.52
EPS – diluted	0.52	0.51	0.68	0.52

Quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is due to the effect of shares issued or repurchased during the year on the weighted average number of shares. Diluted earnings per share on a quarterly and annual basis are also affected by the change in the market price of our shares, since we do not include in dilution options whose exercise price is not in the money.

The following table summarizes the impact of acquisitions, organic growth, and foreign exchange on our gross revenue for the following quarterly comparisons:

(In millions of Canadian dollars)	Q1 12 vs. Q1 11	Q4 11 vs. Q4 10	Q3 11 vs. Q3 10	Q2 11 vs. Q2 10

Increase (decrease) in gross revenue due to:
Acquisition growth	20.0	38.4	44.9	51.6
Increase (decrease) in organic growth	7.8	8.2	7.1	(1.8)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	2.6	1.7	(8.3)	(8.6)

Total net increase in gross revenue	30.4	48.3	43.7	41.2

During Q2 11, net income increased by $1.9 million, or 8.0%, from the same period in 2010, and diluted earnings per share for Q2 11 increased by $0.04, or 7.7%, compared to Q2 10. Net income during Q2 11 was positively impacted by the increase in gross and net revenue, and by a decrease in our administrative and marketing expenses as a percentage of net revenue from 40.8% in Q2 10 to 40.4% in Q2 11. Net income in Q2 11 was negatively impacted by a reduction of gross margin as a percentage of net revenue from 55.7% in Q2 10 to 55.1% in Q2 11. This decrease in gross margin mainly occurred in our Industrial and Buildings practice area units because of the mix of projects during the quarter. Net income in Q2 11 was also negatively impacted by an increase in amortization of intangible assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2012

STANTEC INC. (UNAUDITED)

During Q3 11, excluding the impact of a $5.9 million after-tax gain on sale of equity investments in Q3 10, net income increased $3.5 million, or 13.8%, and diluted earnings per share increased $0.08, or 14.5% compared to Q3 10. Including the impact of the gain on sale of equity investments, our net income decreased 7.7% to $28.9 million from $31.3 million, and diluted earnings per share decreased 7.4% to $0.63 from $0.68. Net income during Q3 11 was positively impacted by the increase in gross and net revenue, and by a decrease in our administrative and marketing expenses as a percentage of net revenue from 41.3% in Q3 10 to 40.0% in Q3 11. Net income in Q3 11 was negatively impacted by a reduction of gross margin as a percentage of net revenue from 56.2% in Q3 10 to 55.5% in Q3 11. This decrease in gross margin mainly occurred in our Buildings practice area unit because of increased competition, the continued softening of the market, and revisions made to our estimated cost to complete on certain large projects.

During Q4 11, excluding the impact of a $90.0 million non-cash goodwill impairment charge, net income increased by $1.0 million, or 4.3%, from the same period in 2010, and diluted earnings per share for Q4 11 increased by $0.02, or 3.9%, compared to Q4 10. Including the impact of the $90.0 million goodwill impairment charge, net income for Q4 11 decreased by $89.0 million from the same period in 2010, and diluted earnings per share for Q4 11 decreased by $1.96 compared to Q4 10. Net income during Q4 11 was positively impacted by the increase in gross revenue and a reduction in administrative and marketing labor as a percentage of net revenue from 43.0% in Q4 10 to 41.5% in Q4 11. Staff time charged to marketing and administrative labor may fluctuate from quarter to quarter because it is influenced by the mix of projects in progress and being pursued during the period, as well as by acquisition integration activities. In Q4 10, we were in the process of integrating the eight acquisitions completed during the second half of 2010 compared to three in the second half of 2011. Apart from the goodwill impairment charge, net income was also negatively impacted by a reduction in gross margin as a percentage of net revenue. Our gross margin percentage was 55.1% in Q4 11 compared to 56.7% in Q4 10. This decrease quarter over quarter was mainly due to a decrease in the gross margins for our Industrial and Buildings practice area units, resulting from the mix of projects during the quarter, increased competition, and a softening of the buildings market in the United States, United Kingdom, and United Arab Emirates.

LIQUIDITY AND CAPITAL RESOURCES

We are able to meet our liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from our $350 million credit facility, senior secured notes, and the issuance of common shares. Our primary use of funds is for paying operational expenses, completing acquisitions, sustaining capital spending on property and equipment, and repaying long-term debt.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model, as described in the Management’s Discussion and Analysis in our 2011 Financial Review, reduces the impact of changing market conditions on our operating cash flows. Consequently, we do not anticipate any immediate need to access additional equity capital through the sale of our equity. However, under certain favorable market conditions, we would consider issuing common shares to facilitate acquisition growth or to reduce the utilized level on our credit facility.

We continue to limit our exposure to credit risk by placing our cash and short-term deposits in, and when appropriate by entering into derivative agreements with, high-quality credit institutions. Our investments held for self-insured liabilities include bonds and equities, and we mitigate the risk associated with these bonds and equities to some extent through the overall quality and mix of our investment portfolio.

Working Capital

The following table represents summarized working capital information as at March 31, 2012, compared to December 31, 2011:

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2012

STANTEC INC. (UNAUDITED)

(In millions of Canadian dollars, except ratios)	Mar 31, 2012	Dec 31, 2011	Change

Current assets	523.8	529.2	(5.4)
Current liabilities	(293.1)	(327.5)	34.4
Working capital (note 1)	230.7	201.7	29.0
Current ratio (note 1)	1.79	1.62	0.17

note 1: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both terms are further discussed in the Definitions Section of our 2011 Financial Review.

Current assets decreased mainly due to a $21.8 million decrease in cash and short–term deposits due to cash being held at December 31, 2011, for the payment of notes from acquisitions that were paid in early January 2012. As well, income taxes recoverable decreased $3.2 million from December 31, 2011, and other financial assets decreased $2.1 million due to a reduction in indemnifications for claims from past acquisitions and the disposition of investments. These decreases were partially offset by a $23.6 million increase in trade and other receivables and unbilled revenue due to a delay in billing as we completed a major upgrade to our enterprise management system in the quarter. Our investment in trade and other receivables and unbilled revenue increased to 96 days at March 31, 2012, compared to 92 days at December 31, 2011.

Current liabilities decreased mainly due to a $27.9 million decrease in the current portion of long-term debt resulting from the payment of notes from acquisitions. Trade and other payables decreased $12.2 million mainly due to the timing of payments for annual employee bonuses. As well, current other financial liabilities decreased $2.1 million mainly due to the payment of accrued interest on notes payable from acquisitions. These decreases were partially offset by a $6.1 million increase in bank indebtedness due to normal operations.

Cash Flows

Our cash flows from (used in) operating, investing, and financing activities as reflected in our consolidated statements of cash flows, are summarized in the following table:

	Quarter Ended March 31
(In millions of Canadian dollars)	2012	2011	Change

Cash flows used in operating activities	(2.0)	(13.4)	11.4
Cash flows used in investing activities	(39.4)	(42.0)	2.6
Cash flows from financing activities	13.8	5.7	8.1

Cash Flows Used in Operating Activities

Our cash flows used in operating activities are impacted by the timing of acquisitions—in particular, the timing of payments of acquired trade and other payables, including employee annual bonuses. The $11.4 million decrease in cash flows used in operating activities compared to Q1 11 was a result of the following:

•	Our cash receipts from clients increased due to our acquisition and organic growth.
•	Our cash paid to suppliers was higher in Q1 11 because of the trade and other payables assumed on acquisitions completed in the second half of 2010 and in Q1 11.
•	Our income tax paid in Q1 12 was lower due to a reduction in tax installments. In addition, taxes paid in Q1 11 were higher since we paid tax balances acquired from acquisitions.

The above was partially offset by an increase in our cash paid to employees due to an increase in the number of employees and bonuses paid.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2012

STANTEC INC. (UNAUDITED)

Cash Flows Used in Investing Activities

Our cash flows used in investing activities decreased mainly due to a reduction in cash used for business acquisitions and the payment of notes payable from prior acquisitions. In Q1 12 we used $25.6 million for the payment of notes payable due from prior acquisitions, compared to using $31.7 million in Q1 11. Also contributing to the decrease in cash flows used in investing activities was a $2.3 million increase in cash inflows from the disposition of investments compared to the use of $1.7 million for the purchase of investments in Q1 11. These reductions in the use of cash were partly offset by a $6.3 million increase in the purchase of intangible assets, in particular, the purchase of AutoCAD software in the quarter.

As a professional services organization, we are not capital intensive. In the past, we have made capital expenditures primarily for items such as leasehold improvements, computer equipment, furniture, and other office and field equipment. Our property and equipment and software purchases totaled $14.0 million in Q1 12 compared to $7.4 million in Q1 11. One factor contributing to the higher spending was the renewal of our AutoCAD agreement in the quarter. Our Q1 12 purchases were within our expected range for 2012 to support ongoing operational activity and growth. In 2012, we plan to continue to invest in enhancements to our information technology infrastructure and enterprise systems in order to optimize and streamline our business processes and prepare for continued growth. During Q1 12, we financed our property and equipment and software purchases through cash flows from operations.

Cash Flows From Financing Activities

Our cash flows from financing activities increased mainly due to a $2.9 million net increase in cash flow from our revolving credit facility compared to the same period last year. These proceeds are partly used to pay employee bonuses, trade and other payables, income taxes, and notes payable. Our cash flows from financing activities also increased due to a $2.8 million increase in cash from share options exercised in the quarter. In Q1 12 no shares were repurchased for cancellation under our normal course issuer bid compared to $1.8 million spent on repurchases in the same period last year.

Capital Structure

We manage our capital structure according to the internal guideline established in our 2011 Financial Review of maintaining a net debt to EBITDA ratio of below 2.5. We calculate our net debt to EBITDA ratio, a non-IFRS measure, as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and short-term deposits, divided by (2) EBITDA, which is calculated as income before income taxes plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment. At March 31, 2012, our net debt to EBITDA ratio was 1.38 calculated on a trailing four quarter basis. Going forward, there may be occasions when we exceed our target by completing opportune acquisitions that increase our debt level above the target for a period of time.

Our credit facility is available for acquisitions, working capital needs, and general corporate purposes. Depending on the form under which the credit facility is accessed and certain financial covenant calculations, rates of interest may vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on our level of consolidated debt to EBITDA, from 50 to 175 for Canadian prime and US base rate loans, and from 150 to 275 for bankers’ acceptances, LIBOR loans, and letters of credit. During the third quarter of 2011 we renegotiated our interest rates. Prior to Q3 2011, the basis points varied, depending on our level of consolidated debt to EBITDA, from 100 to 225 for Canadian prime and US base rate loans, and from 200 to 325 for bankers’ acceptances, LIBOR loans, and letters of credit. At March 31, 2012, $240.7 million was available in the revolving credit facility for future activities.

On May 13, 2011, we issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1.1 million. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between Stantec Inc., as issuer, and BNY Trust Company of Canada, as trustee. The senior secured notes are ranked equally with our existing revolving credit facility. Interest on the senior secured notes is payable semi-annually in arrears on May 10 and November 10 each year, until maturity or the earlier payment, redemption, or purchase in full of the senior secured notes. We may redeem the senior secured notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain

MANAGEMENT’S DISCUSSION AND ANALYSIS

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STANTEC INC. (UNAUDITED)

conditions required by the indenture. The senior secured notes contain restrictive covenants. All of our assets are held as collateral under a general security agreement for the revolving credit facility and the senior secured notes.

We are subject to financial and operating covenants related to our credit facility and senior secured notes. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerated repayment of our debt obligation. In particular, at each quarter-end, we must satisfy the following at any time: 1) our consolidated EBITDAR to debt service ratio must not be less than 1.25 to 1.0 for the revolving credit facility and senior secured notes and 2) our consolidated debt to EBITDA ratio must not exceed 2.5 to 1.0 for the revolving credit facility, and 2.75 to 1.0 for the senior secured notes, except in the case of a material acquisition, when our consolidated debt to EBITDA ratio must not exceed 3.0 to 1.0 for the revolving credit facility, and 3.25 to 1.0 for the senior secured notes, for a period of two complete quarters following the acquisition. These EBITDA and EBITDAR to debt service ratios are defined in the Definitions Section of our 2011 Financial Review. We were in compliance with all these covenants as at and throughout the period ended March 31, 2012.

In 2011, we amended our $350 million revolving credit facility to add a bid bond facility in the amount of $10 million. This facility also allows us to access an additional $5 million under the same terms and conditions upon approval from our lenders. This facility may be used for the issuance of bid bonds, performance guarantees, letters of credit, and documentary credits in international currencies. At March 31, 2012, $1.1 million had been issued under this bid bond facility.

Shareholders’ Equity

Share options exercised during the first quarter of 2012 generated $3.2 million in cash compared to $0.5 million in cash generated during the same period in 2011. No shares were repurchased in Q1 12, compared to 65,000 shares for $1.8 million repurchased in Q1 11. During the quarter, we issued options to purchase 375,500 shares to officers and employees as part of our long-term compensation plan for our key staff and 28,126 restricted share units to our senior vice presidents as part of their 2011 annual bonus in accordance with our senior compensation strategy.

OTHER

Outstanding Share Data

As at March 31, 2012, there were 45,717,418 common shares and 1,757,467 share options outstanding. During the period of March 31, 2012 to May 9, 2012, no shares were repurchased under our normal course issuer bid, 14,333 share options were exercised, 4,167 share options were forfeited, and no share options were cancelled. As at May 9, 2012, there were 45,731,751 common shares and 1,738,967 share options outstanding.

Contractual Obligations

As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, operating and finance lease commitments, purchase and service obligations, and other obligations as at March 31, 2012, on a discounted basis:

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2012

STANTEC INC. (UNAUDITED)

Contractual Obligations		Payment Due by Period
(In millions of Canadian dollars)	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years

Debt	278.7	29.8	26.8	166.9	55.2
Interest on debt	38.4	9.2	16.7	9.6	2.9
Operating leases	448.5	79.0	137.4	105.7	126.4
Finance lease obligation	2.5	2.1	0.3	0.1	-
Purchase and service obligations	7.8	5.1	2.6	0.1	-
Other obligations	9.8	1.5	1.9	0.1	6.3

Total contractual obligations	785.7	126.7	185.7	282.5	190.8

For further information regarding the nature and repayment terms of our long-term debt and finance lease obligations, refer to the Cash Flows From (Used in) Financing Activities section of this report and notes 10 and 16 in our unaudited consolidated financial statements for the quarter ended March 31, 2012. Our operating lease commitments include obligations under office space rental agreements, and our purchase and service obligations include agreements to purchase future goods and services that are enforceable and legally binding. Our other obligations include amounts payable under our deferred share unit and restricted share unit plans and a commitment to purchase the non-controlling interests of The National Testing Laboratories Limited over a period ending in 2014. Failure to meet the terms of our operating lease commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement.

Off-Balance Sheet Arrangements

As of March 31, 2012, we had off-balance sheet financial arrangements relating to letters of credit in the amount of $6.3 million that expire at various dates before January 2013. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. We also provide indemnifications and, in limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. Our surety facility facilitates, as part of the normal course of operations, the issuance of bonds for certain types of project work. As at March 31, 2012, $11.4 million in bonds (US$11.4 million) was issued under this surety facility. At March 31, 2012, $1.1 million was issued under our bid bond facility, which allows us to issue bid bonds, performance guarantees, letters of credit, and documentary credits in international currencies.

During 2009, we issued a guarantee, up to a maximum of US$60 million, for project work with the US federal government. If this guarantee is exercised, we have recourse to our insurers, subject to certain deductibles, policy terms, and limits, to recover claims costs and damages arising from errors or omissions in our professional services. At March 31, 2012, $155,000 of this guarantee had been exercised, but we have not made any payments under this guarantee, and no amounts have been accrued in our consolidated financial statements with respect to the guarantee.

Financial Instruments and Market Risk

The nature and extent of our use of financial instruments, as well as the risks associated with these instruments, have not changed from those described in the Financial Instruments and Market Risk section of our 2011 Financial Review and are incorporated by reference herein.

Related-Party Transactions

We have subsidiaries that are 100% owned and special purpose entities that are consolidated in our financial statements. From time to time, we enter into transactions with associated companies and joint ventures. These transactions involve providing or receiving services and are entered into in the normal course of business and on an arm’s-length basis. Key management personnel have authority and responsibility for planning, directing, and controlling the activities of the

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2012

STANTEC INC. (UNAUDITED)

Company and include its chief executive officer (CEO), chief financial officer (CFO), chief operating officer (COO), and senior vice presidents. We pay compensation to key management personnel and directors in the normal course of business. From time to time, we guarantee the obligation of a subsidiary or special purpose entity regarding lease agreements. In addition, from time to time, we guarantee a subsidiary or special purpose entity’s obligations to a third party pursuant to an acquisition agreement. Transactions with subsidiaries, special purpose entities, associated companies, joint ventures, and key management personnel are further described in note 20 of our Q1 12 unaudited consolidated financial statements and are incorporated by reference herein.

OUTLOOK

We continue to believe that our overall outlook for 2012 is a moderate increase in organic revenue, with a targeted 2.0 to 3.0% increase compared to 2011. The outlook for each practice area unit in 2012 ranges from stable for our Buildings practice area unit, to stable to moderate organic growth for our Environment, Transportation, and Urban Land practice area units, to moderate organic growth for our Industrial practice area unit. Further discussion on the outlooks for each of our practice area units for 2012 can be found in the Gross and Net Revenue subheading of the Results section of this Management’s Discussion and Analysis.

We operate in a highly diverse infrastructure and facilities market in North America and internationally consisting of many technical disciplines, practice areas, client types, and industries in both the private and public sectors, which gives us the flexibility to adapt to changing market conditions in a timely manner. Our results may fluctuate from quarter to quarter depending on variables such as project mix, economic factors, and integration activities related to acquisitions in a quarter. In the first quarter of 2012, we saw no significant changes in our industry environment or market opportunities. Our business model continues to focus on mitigating risk by diversifying our operations across geographic locations, practice area units, and all phases of the infrastructure and facilities project life cycle. In addition, our overall expectations remain consistent with those generally described in the Outlook section of the Management’s Discussion and Analysis included in our 2011 Financial Review.

The above outlook is based, in part, on an update of the underlying assumptions found in the Outlook section of the Management’s Discussion and Analysis included in our 2011 Financial Review. The Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis outlines these updated assumptions.

CRITICAL ACCOUNTING ESTIMATES, DEVELOPMENTS, AND MEASURES

Critical Accounting Estimates

The preparation of our financial statements in accordance with IFRS requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results. There has been no significant change in our critical accounting estimates in Q1 12 from those described in our 2011 Financial Review under the heading Critical Accounting Estimates, Developments, and Measures and in note 5 of our December 31, 2011 audited consolidated financial statements and incorporated by reference herein.

Definition of Additional IFRS Measures and Non-IFRS Measures

IFRS mandates certain minimum line items for financial statements and requires presentation of additional line items, headings, and subtotals when such presentation is relevant to an understanding of a company’s financial position and performance. This Management’s Discussion and Analysis includes additional IFRS measures, namely, gross revenue, net revenue, and gross margin. This Management’s Discussion and Analysis also includes references to and uses measures and terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS, namely, working capital, current ratio, net debt to equity ratio, return on equity ratio, EBITDA, EBITDAR, debt to EBITDA ratio, net debt to EBITDA ratio, EBITDAR to debt service ratio, and backlog. These non-IFRS measures may not be comparable to similar measures presented by other companies. For the first quarter ended March 31, 2012, there has been no significant change in our description of additional IFRS measures and non-IFRS measures from that included in

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2012

STANTEC INC. (UNAUDITED)

our 2011 Financial Review under the heading Critical Accounting Estimates, Developments, and Measures (referred to herein as the “Definitions Section”) and incorporated by reference herein. Readers are encouraged to refer to this discussion in our 2011 Financial Review for additional information.

Recent Accounting Pronouncements

Standards, amendments, and interpretations which we reasonably expect to be applicable at a future date and intend to adopt when they become effective are described in note 4 of our Q1 12 unaudited consolidated financial statements which is incorporated by reference herein.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. Our CEO and CFO evaluated our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act Rules 13a–15(e) and 15d–15 (e)) as of the end of the period covered by this quarterly report. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of such date.

Changes in Internal Controls over Financial Reporting. There has been no change in our internal control over financial reporting during the last fiscal quarter covered by this quarterly report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

RISK FACTORS

For the quarter ended March 31, 2012, there has been no significant change in our risk factors from those described in our 2011 Financial Review and are incorporated by reference herein. This includes our exposure to market factors that can affect our performance with respect to currency and interest rates.

SUBSEQUENT EVENT

On May 9, 2012, the Company declared a dividend of $0.15 per share, payable on July 19, 2012, to shareholders of record on June  29, 2012.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Our public communications often include written or verbal forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include future-oriented financial information.

Statements of this type are contained in this report, including the discussion of our goals in the Core Business and Strategy section and of our annual and long-term targets and expectations for our regions and practice area units in the Results and Outlook sections, and may be contained in filings with securities regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2012 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations.

We provide forward-looking information for our business in the Core Business and Strategy section as well as the Results (under the Overall Performance, Results of Operations—Gross and Net Revenue, Results of Operations—Intangible Assets, Results of Operations—Income Taxes, and Liquidity and Capital Resources subheadings) and Outlook sections of this report in order to describe the management expectations and targets by which we measure our success and to assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2012

STANTEC INC. (UNAUDITED)

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the quarter ended March 31, 2012, there has been no significant change in our risk factors from those described in our 2011 Financial Review that are incorporated by reference herein.

Assumptions

In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian, US, and various international economies in 2012 and its effect on our business. The assumptions we made at the time of publishing our annual targets and outlook for 2012 are listed in the Outlook section of our 2011 Financial Review. The following information updates and, therefore, supersedes those assumptions.

In establishing our level of future cash flows, we assumed that the Canadian dollar would remain stable compared to the US dollar throughout the year. As well, we assumed that our average interest rate would remain relatively stable in 2012 compared to 2011. On March 31, 2012, the Canadian dollar closed at US$1.00, representing a 2.0% increase since December 31, 2011. The average interest rate on our revolving credit facility was 2.46% at March 31, 2012, compared to 2.65% at December 31, 2011. The interest rate on our senior secured notes is fixed. In establishing our effective income tax rate, we assumed the tax rate substantially enacted at the time of preparing our targets for 2012 for the countries in which we operate, primarily Canada and the United States. Our effective tax rate as at March 31, 2012, was 27.0% compared to 26.5% (without the impact of the goodwill impairment charge of $90.0 million recorded in 2011) for the year ended December 31, 2011, as further explained on page M-13.

In our 2011 Financial Review, we noted that, according to the National Association of Home Builders (NAHB) in the United States, seasonally adjusted annual rates of single-family housing starts in the United States were expected to increase to 499,000 units in 2012. This forecast has since been revised upward to 506,000 units in 2012.

During the first quarter of 2012, the U.S. Congressional Budget Office, in its Budget and Economic Projections, revised its forecasted gross domestic product (GDP) growth from an increase in real GDP of 2.0% to an increase of 2.2% in 2012. The Congressional Budget Office also estimated that the federal budget deficit would equal approximately 8% of GDP in 2012.

During the first quarter of 2012, the Bank of Canada revised its forecasted GDP growth from an increase in real GDP of 2.0% to an increase of 2.4% in 2012. The Bank of Canada also adjusted its Canadian/US exchange rate projection to US$1.01 from the US$0.98 in our 2011 Financial Review.

The outlooks for all practice area units did not change significantly from those described in the Outlook section of our 2011 Financial Review. The outlook for each practice area unit in 2012 ranges from stable for our Buildings practice area unit, to stable to moderate organic growth for our Environment, Transportation, and Urban Land practice area units, to moderate organic growth for our Industrial practice area unit. The assumptions used in establishing these outlooks are discussed in the outlooks for each of our practice area units for 2012 in the Gross and Net Revenue subheading of the Results section of this Management’s Discussion and Analysis and in the Outlook section of our 2011 Financial Review which is incorporated by reference herein.

The preceding list of assumptions is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of May 9, 2012, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal 2012, it is our current practice to evaluate and, where we deem appropriate, provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2012

STANTEC INC. (UNAUDITED)

Consolidated Statements of Financial Position

(Unaudited)

(In thousands of Canadian dollars)	Notes	March 31 2012 $	December 31 2011 $

ASSETS	10
Current
Cash and short-term deposits	6	14,354	36,111
Trade and other receivables	7	317,286	310,669
Unbilled revenue		150,886	133,881
Income taxes recoverable		13,571	16,800
Prepaid expenses		12,231	13,908
Other financial assets	8	12,558	14,612
Other assets	9	2,928	3,172

Total current assets		523,814	529,153
Non-current
Property and equipment		105,687	107,853
Goodwill		501,945	509,028
Intangible assets		77,429	72,047
Investments in associates		2,542	2,365
Deferred tax assets		43,367	43,647
Other financial assets	8	61,028	61,606
Other assets	9	1,501	1,657

Total assets		1,317,313	1,327,356

LIABILITIES AND EQUITY
Current
Bank indebtedness	6	6,081	-
Trade and other payables		179,686	191,859
Billings in excess of costs		50,222	49,441
Current portion of long-term debt	10	31,671	59,593
Provisions	11	16,102	16,373
Other financial liabilities	12	2,938	5,042
Other liabilities	13	6,365	5,208

Total current liabilities		293,065	327,516
Non-current
Long-term debt	10	248,653	236,601
Provisions	11	40,056	42,076
Deferred tax liabilities		53,709	54,564
Other financial liabilities	12	2,384	2,257
Other liabilities	13	36,361	37,191

Total liabilities		674,228	700,205

Shareholders’ equity
Share capital	14	230,958	226,744
Contributed surplus	14	14,502	14,906
Retained earnings		415,891	397,847
Accumulated other comprehensive loss		(18,369)	(12,449)

Total equity attributable to equity holders of the Company		642,982	627,048

Non-controlling interests		103	103

Total equity		643,085	627,151

Total liabilities and equity		1,317,313	1,327,356

See accompanying notes

March 31, 2012

STANTEC INC. (UNAUDITED)

Consolidated Statements of Income

(Unaudited)

		For the quarter ended March 31

(In thousands of Canadian dollars, except per share amounts)	Notes	2012 $	2011 $

Gross revenue		439,051	408,656
Less subconsultant and other direct expenses		68,171	71,864

Net revenue		370,880	336,792
Direct payroll costs	18	169,159	148,894

Gross margin		201,721	187,898
Administrative and marketing expenses	14,18	153,885	142,025
Depreciation of property and equipment		6,448	6,467
Amortization of intangible assets		4,671	4,684
Net interest expense	17	2,213	2,217
Other net finance expense		850	676
Share of income from associates		(290)	(187)
Foreign exchange gain		(279)	(591)
Other expense (income)		113	(35)

Income before income taxes		34,110	32,642

Income Taxes
Current		9,218	8,346
Deferred		(8)	468

Total income taxes		9,210	8,814

Net income for the period		24,900	23,828

Weighted average number of shares outstanding – basic		45,557,235	45,766,294

Weighted average number of shares outstanding – diluted		45,557,235	45,942,231

Shares outstanding, end of the period		45,717,418	45,732,852

Earnings per share
Basic		0.55	0.52

Diluted		0.55	0.52

See accompanying notes

March 31, 2012

STANTEC INC. (UNAUDITED)

Consolidated Statements of Comprehensive Income

(Unaudited)

	For the quarter ended March 31

(In thousands of Canadian dollars)	2012 $	2011 $

Net income for the period	24,900	23,828

Other comprehensive income (loss)
Exchange differences on translation of foreign operations	(7,081)	(11,742)
Net unrealized gain on available-for-sale financial assets	1,184	189
Net realized gain on available-for-sale financial assets transferred to income	(2)	(40)
Income tax effect on available-for-sale financial assets	(21)	(3)

Other comprehensive loss for the period, net of tax	(5,920)	(11,596)

Total comprehensive income for the period, net of tax	18,980	12,232

See accompanying notes

March 31, 2012

STANTEC INC. (UNAUDITED)

Consolidated Statements of Shareholders’ Equity

(Unaudited)

	Shares Outstanding (note 14)	Share Capital (note 14)	Contributed Surplus (note 14)	Retained Earnings	Accumulated Other Comprehensive Loss	Total
(In thousands of Canadian dollars, except shares outstanding)	#	$	$	$	$	$

Balance, December 31, 2010	45,768,320	225,158	13,340	393,844	(16,757)	615,585

Net income				23,828		23,828
Other comprehensive loss					(11,596)	(11,596)

Total comprehensive income				23,828	(11,596)	12,232

Share options exercised for cash	29,532	485				485
Share-based compensation expense			549			549
Shares repurchased under normal course issuer bid	(65,000)	(320)	(19)	(1,484)		(1,823)
Reclassification of fair value of share options previously expensed		176	(176)			-

Balance, March 31, 2011	45,732,852	225,499	13,694	416,188	(28,353)	627,028

Balance, December 31, 2011	45,523,585	226,744	14,906	397,847	(12,449)	627,048

Net income				24,900		24,900
Other comprehensive loss					(5,920)	(5,920)

Total comprehensive income				24,900	(5,920)	18,980

Share options exercised for cash	193,833	3,248				3,248
Share-based compensation expense			562			562
Reclassification of fair value of share options previously expensed		966	(966)			-
Dividends declared				(6,856)		(6,856)

Balance, March 31, 2012	45,717,418	230,958	14,502	415,891	(18,369)	642,982

See accompanying notes

March 31, 2012

STANTEC INC. (UNAUDITED)

Consolidated Statements of Cash Flows

(Unaudited)

		For the quarter ended
		March 31
(In thousands of Canadian dollars)	Notes	2012 $	2011 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients		421,453	406,414
Cash paid to suppliers		(153,566)	(167,537)
Cash paid to employees		(259,403)	(232,742)
Interest received		389	703
Interest paid		(4,020)	(5,682)
Finance costs paid		(777)	(610)
Income taxes paid		(6,396)	(15,643)
Income taxes recovered		290	1,677

Cash flows used in operating activities	19	(2,030)	(13,420)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	5	(25,628)	(31,749)
Dividends from equity investments		146	175
Increase in investments held for self-insured liabilities		(2,344)	(1,391)
Decrease (increase) of investments and other assets		2,346	(1,720)
Purchase of intangible assets		(8,976)	(2,649)
Purchase of property and equipment		(5,062)	(4,713)
Proceeds on disposition of property and equipment		99	49

Cash flows used in investing activities		(39,419)	(41,998)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of bank debt		(34,165)	(42,821)
Proceeds from bank debt		47,931	53,703
Repayment of acquired bank indebtedness		-	(684)
Payment of finance lease obligations		(3,214)	(3,144)
Repurchase of shares for cancellation	14	-	(1,823)
Proceeds from issue of share capital		3,248	485

Cash flows from financing activities		13,800	5,716

Foreign exchange loss on cash held in foreign currency		(189)	(511)

Net decrease in cash and cash equivalents		(27,838)	(50,213)
Cash and cash equivalents, beginning of the period		36,111	62,731

Cash and cash equivalents, end of the period	6	8,273	12,518

See accompanying notes

March 31, 2012

STANTEC INC. (UNAUDITED)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

1.	Corporate Information

The interim condensed consolidated financial statements of Stantec Inc. (the Company) for the quarter ended March 31, 2012, were authorized for issue in accordance with a resolution of the Company’s Audit and Risk Committee on May 9, 2012. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange under the symbol STN. The Company’s registered office and records office is located at 10160 – 112 Street, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include planning, engineering, architecture, interior design, landscape architecture, surveying, project management, environmental sciences, and project economics for infrastructure and facilities projects.

2.	Basis of Preparation

These interim condensed consolidated financial statements for the quarter ended March 31, 2012, have been prepared in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting”. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s December 31, 2011, annual consolidated financial statements.

The accounting policies adopted in the preparation of the Company’s interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2011, except as described in note 4. As well, taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual income.

The preparation of these interim condensed consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates. The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s December 31, 2011, annual consolidated financial statements.

These interim condensed consolidated financial statements are presented in Canadian dollars, and all values are rounded to the nearest thousand ($000) except where otherwise indicated.

3.	Basis of Consolidation

The interim condensed consolidated financial statements include the accounts of Stantec Inc., its subsidiaries, special purpose entities, jointly controlled entities, and investments in associates.

Subsidiaries and special purpose entities are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. The statements of financial position of the subsidiaries are prepared as at March 31, 2012, using consistent accounting policies. All intercompany balances are eliminated in full.

Investments in associated companies over which the Company is able to exercise significant influence, but not

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2012

STANTEC INC. (UNAUDITED)

control, are accounted for using the equity method, which reflects the Company’s investment at original cost plus post-acquisition changes in the Company’s share of the net assets of the associate. Joint ventures and partnerships are accounted for on the proportionate consolidation basis, which results in the Company recording its pro rata share of the assets, liabilities, revenues, and expenses of each of these entities.

4.	Recent Accounting Pronouncements

Recently adopted

In October 2010, the IASB issued amendments to IFRS 7, “Financial Instruments: Disclosures” (the amendments). The amendments require additional qualitative and quantitative disclosure associated with the transfers of financial assets. Entities are required to apply the amendments for annual periods beginning on or after July 1, 2011. The new disclosure requirements are to be applied prospectively. The adoption of these amendments has not had an effect on the Company’s consolidated financial statements.

Future adoptions

The listing below includes issued standards, amendments, and interpretations that the Company reasonably expects to be applicable at a future date and intends to adopt when they become effective. Unless otherwise noted, the effective date of each standard below is the first annual period beginning on or after January 1, 2013, with retrospective application required and early adoption permitted. Unless otherwise noted, the Company is currently considering the impact of adopting these standards and interpretations on its consolidated financial statements and cannot reasonably estimate the effect at this time.

•	IFRS 9, “Financial Instruments” (effective for annual periods beginning on or after January 1, 2015)
•	IAS 32, “Financial Instruments: Presentation” (amended) (effective for annual periods beginning on or after January 1, 2014)
•	IFRS 7, “Financial Instruments: Disclosures” - offsetting financial assets and financial liabilities (amended)
•	IFRS 10, “Consolidated Financial Statements”
•	IAS 27, “Consolidated and Separate Financial Statements” (amended)
•	IFRS 11, “Joint Arrangements”
•	IAS 28, “Investments in Associates and Joint Ventures” (amended)
•	IFRS 12, “Disclosure of Interests in Other Entities”
•	IFRS 13, “Fair Value Measurement” (prospective application and comparative disclosures not required)
•	IAS 1, “Presentation of Financial Statements” (amended) (effective for annual periods beginning on or after July 1, 2012)
•	IAS 19, “Employee Benefits” (amended)

For further details on these standards and amendments, refer to note 6 of the Company’s December 31, 2011, annual consolidated financial statements.

5.	Business Acquisitions

Acquisitions are accounted for under the acquisition method of accounting, and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedule, certain estimates of fair values of assets and liabilities acquired may not be finalized at the initial time of reporting. These estimates are completed after the vendors’ final financial statements and income tax returns have been prepared and accepted by the Company and when the valuation of intangible assets acquired is finalized. The preliminary fair values are based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition date. During a measurement period not to exceed one year, adjustments to the initial estimates may be required to finalize the fair value of assets and liabilities acquired. The Company will revise comparative information if these

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2012

STANTEC INC. (UNAUDITED)

measurement period adjustments are material.

The consideration paid for acquisitions may be subject to price adjustment clauses included in the purchase agreements and may extend over a number of years. At each consolidated statement of financial position date, these price adjustment clauses are reviewed, which may result in an increase or reduction to the note payable consideration recorded on the acquisition date to reflect either more or less non-cash working capital than was originally recorded. Since these adjustments are due to facts and circumstances occurring after the acquisition date, they are not considered measurement period adjustments.

In addition, consideration specified in certain purchase agreements, may be based on future performance parameters. This contingent consideration is recognized at its fair value at the acquisition date. Any changes to the fair value after the acquisition date are recorded in other expense (income).

In the case of some acquisitions, additional payments may be made to the employees of an acquired company that are based on their continued service over an agreed period of time. These additional payments are not included in the purchase price. They are expensed, as compensation, as services are provided by the employees.

The Company expects to finalize the estimated fair value of assets acquired and liabilities assumed for the Caltech Group acquisition in the second quarter of 2012; for the Bonestroo Inc. and Bonestroo Services, LLC (Bonestroo) acquisition in the third quarter of 2012; and for the FSC Architects and Engineers (FSC) and ENTRAN, Inc. acquisitions in the fourth quarter of 2012. For further information regarding these acquisitions, refer to note 7 of the Company’s annual consolidated financial statements for the year ended December 31, 2011.

The fair value of provisions are determined at the acquisition date. These liabilities relate to claims that are subject to legal arbitration. As at the reporting date, provisions for claims outstanding from prior acquisitions were reassessed and determined to be $7,970,000 based on their expected probable outcome. Certain of these claims are indemnified by the acquiree (note 8).

Consideration paid and outstanding

Details of the consideration paid for past acquisitions are as follows:

	For the quarter ended March 31

(In thousands of Canadian dollars)	2012 $	2011 $

Cash consideration (net of cash acquired)	-	4,268
Payments on notes payable from previous acquisitions	25,628	26,718
Contingent consideration paid	-	763

Total net cash paid	25,628	31,749

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2012

STANTEC INC. (UNAUDITED)

The total notes payable and adjustments to these obligations are as follows:

(In thousands of Canadian dollars)	Notes Payable $

December 31, 2010	90,244
Additions for acquisitions in the period	31,812
Other adjustments	27
Payments	(41,120)
Interest	333
Impact of foreign exchange	1,059

December 31, 2011	82,355

Other adjustments	(251)
Payments	(25,628)
Interest	144
Impact of foreign exchange	(754)

March 31, 2012	55,866

During the first quarter of 2012, the Company adjusted the notes payable on the Jacques Whitford Group Ltd. and Jacques Whitford Global Group Limited; the WilsonMiller Inc.; the Burt Hill Inc.; the QuadraTec, Inc.; the Caltech Group; the Bonestroo; the FSC; and the ENTRAN, Inc. acquisitions pursuant to price adjustment clauses included in the purchase agreements. These adjustments impacted non-cash working capital.

6.	Cash and Short-Term Deposits

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of the following:

(In thousands of Canadian dollars)	March 31 2012 $	March 31 2011 $

Cash in bank and on hand	11,581	11,663
Unrestricted investments	1,749	1,449
Cash held in escrow	1,024	-

Cash and short-term deposits	14,354	13,112
Bank indebtedness	(6,081)	(594)

Cash and cash equivalents	8,273	12,518

Unrestricted investments consist of short-term bank deposits with initial maturities of three months or less.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2012

STANTEC INC. (UNAUDITED)

As part of the Bonestroo acquisition, US$1,027,000 was placed in an escrow account to be settled on September 2, 2012, pending the outcome of price adjustment clauses included in the purchase agreement. A corresponding US$1,027,000 obligation was also recorded at acquisition.

7.	Trade and Other Receivables

(In thousands of Canadian dollars)	March 31 2012 $	December 31 2011 $

Trade receivables, net of allowance	309,017	302,791
Joint venture trade receivables	1,838	2,061
Holdbacks, current	3,623	2,797
Other	2,808	3,020

Trade and other receivables	317,286	310,669

The Company maintains an allowance for estimated losses on trade receivables. The estimate is based on the best assessment of the collectability of the related receivable balance based, in part, on the age of the outstanding receivables and on the Company’s historical collection and loss experience. The following table provides a reconciliation of changes to the Company’s allowance for doubtful accounts.

(In thousands of Canadian dollars)	March 31 2012 $	December 31 2011 $

Balance, beginning of the period	12,222	8,033
Provision for doubtful accounts	1,388	9,627
Deductions	(488)	(5,986)
Impact of foreign exchange	(127)	548

Balance, end of the period	12,995	12,222

The aging analysis of gross trade receivables is as follows:

(In thousands of Canadian dollars)	Total $	1–30 $	31–60 $	61–90 $	91–120 $	120+ $

March 31, 2012	322,012	210,130	47,224	21,497	16,160	27,001

December 31, 2011	315,013	171,036	74,299	26,673	15,880	27,125

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2012

STANTEC INC. (UNAUDITED)

8.	Other Financial Assets

(In thousands of Canadian dollars)	March 31 2012 $	December 31 2011 $

Investments held for self-insured liabilities	57,219	55,009
Investments	2,596	4,828
Holdbacks on long-term contracts	5,800	6,637
Indemnifications	1,246	2,329
Future sublease revenue	6,099	6,893
Other	626	522

	73,586	76,218
Less current portion	12,558	14,612

Long-term portion	61,028	61,606

Investments held for self-insured liabilities

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. These investments are classified as available for sale and are stated at fair value with unrealized gains (losses) being recorded in other comprehensive income.

The fair value of the bonds at March 31, 2012, was $39,197,000 (December 31, 2011 – $38,280,000), and the fair value of the equities was $18,022,000 (December 31, 2011 – $16,729,000). The amortized cost of the bonds at March 31, 2012, was $38,662,000 (December 31, 2011 – $37,642,000) and the cost of the equities was $16,271,000 (December 31, 2011 – $16,451,000). The bonds bear interest at rates ranging from 0.38% to 5.5% per annum (December 31, 2011 – 0.38% to 5.5%).

The term to maturity of the bond portfolio, stated at fair value, is as follows:

(In thousands of Canadian dollars)	March 31 2012 $	December 31 2011 $

Within one year	7,981	10,085
After one year but less than five years	31,216	28,195

Total	39,197	38,280

Indemnifications

If the Company is contractually indemnified by an acquiree for the outcome of a contingency, it must recognize an indemnification asset at the same time that it recognizes a provision. The asset and liability are initially recognized at the fair value on the acquisition date based on expected probable outcome. The Company’s indemnifications relate to certain legal claims (note 11). During 2012, the Company decreased provisions and indemnification assets relating to prior acquisitions by $1,075,000 due to new information obtained in the period.

Future sublease revenue

When the Company ceases to use an office space under an operating lease arrangement, or sublets part of an office space at a loss compared to its original operating lease arrangement, it records a liability for the present value of future lease payments, as well as an asset for the present value of the future rental income that is virtually certain.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2012

STANTEC INC. (UNAUDITED)

9.	Other Assets

Included in current other assets is $2,307,000 (December 31, 2011 – $2,551,000) of assets held for sale. The Company is in the process of selling certain buildings and land. These properties meet the criteria for assets held for sale, with the expectation of selling these assets within 12 months of the date of classification as held for sale. Therefore, these assets are measured at the lower of their carrying amount and fair value less costs to dispose, are no longer depreciated, and are classified as a current asset.

10.	Long-Term Debt

(In thousands of Canadian dollars)	March 31 2012 $	December 31 2011 $

Non-interest-bearing note payable	219	214
Other notes payable	56,557	83,162
Bank loan	96,938	83,476
Senior secured notes	124,050	124,000
Finance lease obligations	2,560	5,342

	280,324	296,194
Less current portion	31,671	59,593

Long-term portion	248,653	236,601

Other notes payable

The weighted average rate of interest on the other notes payable is 2.15% (December 31, 2011 – 3.18%). The notes may be supported by promissory notes and are due at various times from 2012 to 2014. The aggregate maturity value of the notes is $57,255,000 (December 31, 2011 – $84,003,000). As at March 31, 2012, $38,653,000 (US$38,750,000) (December 31, 2011 – $39,880,000 (US $39,213,000)) of the notes’ carrying amount was payable in US funds. The carrying amount of the other notes payable approximates their fair value based on interest rates in effect at March 31, 2012.

Bank loan

The Company has entered into an agreement for a $350 million revolving credit facility expiring August 31, 2015. This facility also allows the Company access to an additional $75 million under the same terms and conditions on approval from its lenders. The facility is available for future acquisitions, working capital needs, and general corporate purposes. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on the Company’s level of consolidated debt to EBITDA (a non-IFRS measure), from 50 to 175 for Canadian prime and US base rate loans, and from 150 to 275 for bankers’ acceptances, LIBOR loans, and letters of credit. As at March 31, 2012, $24,938,000 of the bank loan was payable in US funds (US$25,000,000), and $72,000,000 was payable in Canadian funds. As at December 31, 2011, $28,476,000 of the bank loan was payable in US funds (US$28,000,000), and $55,000,000 was payable in Canadian funds. Loans may be repaid under the credit facility from time to time at the option of the Company. The credit facility contains restrictive covenants (note 16). The average interest rate applicable at March 31, 2012, was 2.46% (December 31, 2011 – 2.65%) (note 17).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to this facility agreement. At March 31, 2012, the Company had issued and outstanding letters of credit, expiring at various dates before January 2013, totaling $4,661,000 (December 31, 2011 – $4,661,000) payable in

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2012

STANTEC INC. (UNAUDITED)

Canadian funds; $1,343,000 (US$1,346,000) (December 31, 2011 – $1,369,000 (US$1,346,000)) payable in US funds; $246,000 (QAR894,000) (December 31, 2011 – $920,000 (QAR3,272,000)) payable in Qatari rial funds; and $41,000 (AED150,000) (December 31, 2011 – $42,000 (AED150,000)) payable in Dirham funds. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At March 31, 2012, $240,690,000 (December 31, 2011 – $259,532,000) was available in the revolving credit facility for future activities.

As at March 31, 2012, and December 31, 2011, no additional letters of credit assumed from acquisitions were outstanding. The Company has a surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. As at March 31, 2012, $11,408,000 (US$11,437,000) (December 31, 2011 – $11,334,000 (US$11,145,000)) in bonds had been issued under this surety facility.

During the fourth quarter of 2011, the Company amended its $350 million revolving credit facility to add a bid bond facility in the amount of $10 million. This facility also allows the Company to access an additional $5 million under the same terms and conditions upon approval from its lenders. This facility may be used for the issuance of bid bonds, performance guarantees, letters of credit, and documentary credits in an international currency. At March 31, 2012, $480,000 (CLP235,058,000) (December 31, 2011 – $366,000 (CLP187,080,000)), payable in Chilean pesos funds; $653,000 (QAR2,378,000) payable in Qatari rial funds; and $14,000 (AED50,000) payable in Dirham funds, had been issued under this bid bond facility.

Senior secured notes

On May 13, 2011, the Company issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1,115,000. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between the Company, as issuer, and BNY Trust Company of Canada, as trustee and collateral agent. The senior secured notes are ranked pari passu with the Company’s existing revolving credit facility.

Interest on the senior secured notes is payable semi-annually in arrears on May 10 and November 10 each year commencing on November 10, 2011, until maturity or the earlier payment, redemption, or purchase in full of the senior secured notes (note 17). The Company may redeem the senior secured notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture. The Company may purchase its senior secured notes for cancellation at any time. The senior secured notes contain restrictive covenants (note 16). All the assets of the Company are held as collateral under a general security agreement for the revolving credit facility and the senior secured notes.

Finance lease obligations

The Company has finance leases for software, motor vehicles, and equipment. As at March 31, 2012, the Company’s finance lease obligations included finance leases bearing interest at rates ranging from 2.17% to 7.80% (December 31, 2011 – 3.02% to 9.60%). These finance leases expire at various dates before January 2015.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2012

STANTEC INC. (UNAUDITED)

11.	Provisions

(In thousands of Canadian dollars)	March 31 2012 $	December 31 2011 $

Provision for self-insured liabilities	37,834	36,662
Lease exit liabilities and onerous contracts	9,012	10,233
Provisions for claims	9,312	11,554

	56,158	58,449
Less current portion	16,102	16,373

Long-term portion	40,056	42,076

Provision for self-insured liabilities

The Company self-insures a portion of its estimated liabilities that may arise in connection with reported legal claims. Due to the nature of this provision, the timing of outflows is uncertain. At March 31, 2012, the long-term portion was $35,522,000 (December 31, 2011 – $34,189,000).

(In thousands of Canadian dollars)	March 31 2012 $	December 31 2011 $

Provision, beginning of the period	36,662	33,372
Current-period provision	2,821	9,348
Payment for claims settlement	(1,171)	(6,750)
Impact of foreign exchange	(478)	692

Provision, end of the period	37,834	36,662

Lease exit liabilities and onerous contracts

(In thousands of Canadian dollars)	March 31 2012 $	December 31 2011 $

Liability, beginning of the period	10,233	11,758
Current-period provision	(20)	3,243
Resulting from acquisitions	-	909
Costs paid or otherwise settled	(1,056)	(5,876)
Impact of foreign exchange	(145)	199

Liability, end of the period	9,012	10,233

Payments for lease exit liabilities and onerous contracts will occur until July 2017.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2012

STANTEC INC. (UNAUDITED)

Provisions for claims

Provisions for claims include an estimate for costs associated with legal claims covered by third-party insurance. Due to the legal nature of this provision, the timing of outflows is uncertain. Often, these legal claims are from prior acquisitions and may be indemnified by the acquiree (notes 5 and 8).

(In thousands of Canadian dollars)	March 31 2012 $	December 31 2011 $

Provision, beginning of the period	11,554	11,310
Current-period provision	97	2,115
Claims from acquisitions	-	2,039
Claims paid or otherwise settled	(2,223)	(4,052)
Impact of foreign exchange	(116)	142

Provision, end of the period	9,312	11,554

12.	Other Financial Liabilities

(In thousands of Canadian dollars)	Notes	March 31 2012 $	December 31 2011 $

Interest accrued on other notes payable	10	3,179	5,193
Other		2,143	2,106

		5,322	7,299
Less current portion		2,938	5,042

Long-term portion		2,384	2,257

13.	Other Liabilities

(In thousands of Canadian dollars)	Notes	March 31 2012 $	December 31 2011 $

Deferred gain on sale leaseback		3,895	4,004
Lease inducement benefits		26,546	27,258
Lease disadvantages		4,073	4,951
Deferred share units payable	14	4,661	3,712
Restricted share units payable	14	1,944	904
Liability for uncertain tax positions		1,607	1,570

		42,726	42,399
Less current portion		6,365	5,208

Long-term portion		36,361	37,191

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2012

STANTEC INC. (UNAUDITED)

14.	Share Capital

Authorized

Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares

During the first quarter of 2012, no common shares were repurchased for cancellation pursuant to an ongoing normal course issuer bid. During the first quarter of 2011, 65,000 common shares were repurchased for cancellation pursuant to an ongoing normal course issuer bid at a cost of $1,823,000. Of this amount, $320,000 and $19,000 reduced the share capital and contributed surplus accounts, respectively, with $1,484,000 being charged to retained earnings.

During the second quarter of 2011, the Company renewed its normal course issuer bid with the TSX, which enables it to purchase up to 2,287,592 common shares during the period of June 1, 2011 to May 31, 2012.

During the first quarter of 2012, the Company recognized a share-based compensation expense of $1,930,000 (March 31, 2011 – $1,443,000) in administrative and marketing expenses. Of the amount expensed, $562,000 (March 31, 2011 – $549,000) related to the fair value of options granted, and $1,368,000 (March 31, 2011 – $894,000) related to cash-settled share-based compensation.

The fair value of options granted was reflected through contributed surplus, and the cash-settled share-based compensation was reflected through other liabilities. Upon the exercise of share options for which a share-based compensation expense has been recognized, the cash paid, together with the related portion of contributed surplus, is credited to share capital.

During the second quarter of 2010, the Company filed a short-form base shelf prospectus with all securities regulatory authorities in Canada. The Company concurrently filed a shelf registration statement in the United States on Form F-10, which was effective upon filing in definitive form. Pursuant to the prospectus, the Company may issue up to $300,000,000 in common shares from time to time during a 25-month period effective May 6, 2010, by way of one or more prospectus supplements. As at March 31, 2012, no common shares were issued pursuant to the prospectus.

Share options

Under the Company’s share option plan, options to purchase common shares may be granted by the board of directors to officers and employees. Options are granted at exercise prices equal to or greater than fair market value at the issue date, generally vest evenly over a three-year period, and have contractual lives that range from 7 to 10 years. The aggregate number of common shares reserved for issuance that may be purchased upon the exercise of options granted pursuant to the plan shall not exceed 4,487,026 common shares. At March 31, 2012, 1,150,232 (March 31, 2011 – 1,432,232) options were available for issue.

The Company has granted share options to officers and employees to purchase 1,757,467 shares at prices between $20.37 and $30.61 per share. These options expire on dates between August 18, 2013, and February 28, 2019.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2012

STANTEC INC. (UNAUDITED)

		March 31 2012		March 31 2011

	Shares #	Weighted Average Exercise Price $	Shares #	Weighted Average Exercise Price $

Share options, beginning of the period	1,578,300	26.64	1,480,831	24.31
Granted	375,500	29.75	410,000	28.65
Exercised	(193,833)	16.76	(29,532)	16.44
Forfeited	-	-	(834)	29.40
Cancelled	(2,500)	29.40	(5,832)	29.92

Share options, end of the period	1,757,467	28.39	1,854,633	25.38

The fair value of options granted is determined at the date of grant using the Black-Scholes option-pricing model. The model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including expected share price volatility.

In the first quarter of 2012, the Company granted 375,500 (March 31, 2011 – 410,000) share options. The estimated fair value of options granted at the share market price on the grant date was $8.47 (March 31, 2011 – $11.00) and determined using the weighted average assumptions indicated below:

	2012	2011

Volatility in the price of the Company’s shares (%)	39.08	37.05
Risk-free interest rate (%)	1.39	2.63
Expected hold period to exercise (years)	4.50	5.50
Dividend yield (%)	2.00	-
Exercise price ($)	29.75	28.65
Option life (years)	7	7

The expected volatility was based on the historical volatility of the Company’s shares over a period commensurate with the expected term of the share option. The risk-free interest rate for the expected life of the options was based on the yield available on government bonds, with an approximate equivalent remaining term at the time of the grant. Historical data was used to estimate the expected hold period prior to exercising the option.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2012

STANTEC INC. (UNAUDITED)

A summary of the status of the Company’s non-vested options as of March 31, 2012, and of changes in the period, are as follows:

	Number of Shares Subject to Option #	Weighted Average Grant Date Fair Value $

Non-vested share options, beginning of the period	385,000	11.00
Granted	375,500	8.47
Vested	(128,279)	(10.71)

Non-vested share options, end of the period	632,221	9.56

As at March 31, 2012, 632,221 (March 31, 2011 – 555,100) options remained unvested, and a total unrecognized compensation cost of $4,280,000 (March 31, 2011 – $3,976,000) related to the Company’s share option plans. This cost is expected to be recognized over a weighted average period of 1.68 years (March 31, 2011 – 2.19 years).

As at March 31, 2012, no share options were antidilutive. As at March 31, 2011, 850,000 share options were antidilutive and, therefore, were not considered in computing diluted earnings per share.

Dividends

The holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. Dividends on common shares are recognized in the Company’s consolidated financial statements in the period in which the dividends are approved by the Company’s board of directors.

On February 15, 2012, the Company announced the approval of a dividend policy and concurrently declared its first quarterly dividend of $0.15 per share, payable on April 17, 2012, to shareholders of record on March 30, 2012. As at March 31, 2012, trade and other payables includes $6,856,000 related to the dividend payable on common shares.

Deferred share units

Under the Company’s deferred share unit plan, the chief executive officer (CEO) and directors of the board of the Company may receive deferred share units equal to one common share. These units vest on their grant date. They are paid out to the CEO and directors of the board of the Company upon their death or retirement, or in the case of the CEO, on termination, in the form of cash, and are valued at the weighted-by-volume average of the closing market price of the Company’s common shares for the last 10 trading days of the month of death, retirement, or termination. Deferred share units cannot be paid in the form of Company shares. These units are recorded at fair value using the Black-Scholes option-pricing model. Deferred share units are adjusted for dividends as they arise, based on the units outstanding on the record date. During the quarter, 10,514 deferred share units were issued (March 31, 2011 – 9,781). As at March 31, 2012, 147,282 units were outstanding at the carrying amount of $4,661,000 (March 31, 2011 – 127,785 units at the carrying amount of $3,699,000). As at March 31, 2012, the total intrinsic value of deferred share units was equal to the carrying amount.

Restricted share units

Under the Company’s restricted share unit plan, senior vice presidents may receive restricted share units equal to one common share. The senior vice presidents are granted an allotment of these units annually, which, after two years, they receive a cash equivalent to the weighted-by-volume average of the closing price of the Company’s

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2012

STANTEC INC. (UNAUDITED)

common shares for the last 10 trading dates prior to the unit’s release date. The restricted share units vest on their grant date since the senior vice presidents are not required to complete a specified period of service. The units are recorded at fair value using the Black-Scholes option-pricing model. Restricted share units are adjusted for dividends as they arise based on the units outstanding on the record of date. During the quarter, 28,126 restricted share units were issued (March 31, 2011 – 33,311). As at March 31, 2012, 61,437 units were outstanding at the carrying amount of $1,944,000 (March 31, 2011 – 33,311 units at the carrying amount of $964,000). As at March 31, 2012, the total intrinsic value of the restricted share units was equal to the carrying amount.

15.	Financial Instruments

All financial instruments carried at fair value are categorized in three categories, defined as follows:

•	Level 1 - Quoted market prices
•	Level 2 - Valuation techniques (market observable)
•	Level 3 - Valuation techniques (non-market observable)

At March 31, 2012, and December 31, 2011, investments held for self-insured liabilities were the only financial assets measured at fair value on a recurring basis. The carrying amount of these assets was $57,219,000 (December 31, 2011 – $55,009,000), and their fair value hierarchy was level 1. Investments held for self-insured liabilities are measured based on active market prices for identical bonds and equity securities.

Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and short-term deposits, investments held for self-insured liabilities, investments, holdbacks on long-term contracts, future sublease revenue, and trade and other receivables. The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these financial instruments, which is $403,354,000 as at March 31, 2012 (December 31, 2011 – $420,147,000).

The Company limits its exposure to credit risk by placing its cash and short-term deposits in high-quality credit institutions. Investments held for self-insured liabilities include bonds and equities. The risk associated with bonds and equities is mitigated by the overall quality and mix of the Company’s investment portfolio.

The Company mitigates the risk associated with trade receivables and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. The Company does not concentrate its credit risk in any particular client, industry, economic, or geographic sector. In addition, management reviews trade receivables past due on an ongoing basis with the objective of identifying matters that could potentially delay the collection of funds at an early stage. The Company monitors trade receivables to an internal target of days of revenue in trade receivables (a non-IFRS measure). At March 31 2012, there were 65 days (December 31, 2011 – 64 days) of revenue in trade receivables.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet obligations associated with its financial liabilities as they fall due. The Company meets its liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from its $350 million credit facility and senior secured notes, and the issuance of common shares. The unused capacity of the credit facility at March 31, 2012, was $240,690,000 (December 31, 2011 – $259,532,000). The Company believes that it has sufficient resources to meet its obligations associated with its financial liabilities. Liquidity risk is managed according to the Company’s internal guideline of maintaining a net debt to EBITDA ratio of less than 2.5 (note 16).

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2012

STANTEC INC. (UNAUDITED)

The timing of undiscounted cash outflows relating to financial liabilities is outlined in the table below:

(In thousands of Canadian dollars)	Total $	Less than 1 Year $	1–3 Years $	After 3 Years $

December 31, 2011
Trade and other payables	191,859	191,859	-	-
Long-term debt	298,848	59,979	112,931	125,938
Other financial liabilities	7,188	5,042	595	1,551

Total contractual obligations	497,895	256,880	113,526	127,489

March 31, 2012
Trade and other payables	179,686	179,686	-	-
Long-term debt	281,986	31,864	124,343	125,779
Other financial liabilities	5,297	2,938	677	1,682

Total contractual obligations	466,969	214,488	125,020	127,461

In addition to the financial liabilities listed in the table above, the Company will pay interest on the bank loan and senior secured notes outstanding in future periods. Further information on long-term debt is included in note 10.

Interest Rate Risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market rates of interest. The Company is subject to interest rate cash flow risk to the extent that its revolving credit facility is based on floating rates of interest. In addition, the Company is subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds.

If the interest rate on the Company’s revolving credit facility balance at March 31, 2012, had been 0.5% higher, with all other variables held constant, net income would have decreased by approximately $88,000. If the interest rate had been 0.5% lower, there would have been an equal and opposite impact on net income.

The Company has the flexibility to partially mitigate its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt. The Company’s senior secured notes have fixed interest rates; therefore, interest rate fluctuations would have no impact on the senior secured notes interest payments.

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in the Company’s net income arise on the translation of foreign-denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company’s Canadian operations and non-US-based foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching US-dollar assets with US-dollar liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars.

If the exchange rates had been $0.01 higher or lower at March 31, 2012, with all other variables held constant, net income would have increased or decreased by approximately $14,000.

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries, or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income. The Company does not hedge for this foreign exchange risk.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2012

STANTEC INC. (UNAUDITED)

16.	Capital Management

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures, as well as acquisition growth and payment of dividends, while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders’ equity.

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth, and to respond to interest rate, foreign exchange, credit, and other risks. In order to maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, or raise or retire debt.

The Company periodically monitors capital by maintaining the following ratio targets:

•	Net debt to EBITDA ratio below 2.5
•	Return on equity (ROE) at or above 14%

These objectives are established on an annual basis and are monitored on a quarterly basis. The target for ROE remained unchanged from 2011. The net debt to EBITDA ratio is new for 2012. This target replaces the 2011 target of net debt to equity ratio below 0.5 since the new target is more relevant in monitoring the Company’s future capital structure and corresponds to a covenant in the revolving credit facility and senior secured notes.

Net debt to EBITDA ratio, a non-IFRS measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and short-term deposits, divided by (2) EBITDA, which is calculated as income before income taxes plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment. The Company’s net debt to EBITDA ratio was 1.38 at March 31, 2012, calculated on a trailing four quarter basis. Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

ROE, a non-IFRS measure, is calculated as net income for the last four quarters, divided by average shareholders’ equity over each of these quarters. The Company’s ROE was 2.1% for the period ended March 31, 2012 (December 31, 2011 – 1.9%). The Company’s ROE was below target because of the $90.0 million goodwill impairment charge recorded in the fourth quarter of 2011.

The Company is subject to restrictive covenants related to its $350 million revolving credit facility and its senior secured notes that are measured on a quarterly basis. These covenants include, but are not limited to, consolidated debt to EBITDA and EBITDAR to consolidated debt service ratio (non-IFRS measures). EBITDAR is calculated as EBITDA plus building rental obligations net of common area costs, taxes, charges, and levies. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation. The Company was in compliance with all the covenants under these agreements as at and throughout the three months ended March 31, 2012.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2012

STANTEC INC. (UNAUDITED)

17.	Net Interest Expense

	For the quarter ended March 31

(In thousands of Canadian dollars)	2012 $	2011 $

Interest on other notes payable	364	561
Interest on bank loan	704	1,832
Interest on senior secured notes	1,408	-
Interest on finance leases	41	70
Other	84	457

Total interest expense	2,601	2,920

Interest income on available-for-sale investment debt securities	(279)	(284)
Other	(109)	(419)

Total interest income	(388)	(703)

Net interest expense	2,213	2,217

18.	Employee Costs

	For the quarter ended March 31

(In thousands of Canadian dollars)	2012 $	2011 $

Wages, salaries, and benefits	247,609	218,561
Pension costs	7,035	6,383
Share-based compensation	1,930	1,443

Total employee costs	256,574	226,387

Direct labor	169,159	148,894
Indirect labor	87,415	77,493

Total employee costs	256,574	226,387

Direct labor costs include the salaries, wages, and related fringe benefits for labor hours that are directly associated with the completion of projects. Bonuses, share-based compensation, and labor costs and related fringe benefits for labor hours that are not directly associated with the completion of projects are included in indirect employee costs. Indirect employee costs are included in administrative and marketing expenses in the consolidated statements of income.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2012

STANTEC INC. (UNAUDITED)

19.	Cash Flows From (Used in) Operating Activities

Cash flows from (used in) operating activities determined by the indirect method are as follows:

	For the quarter ended March 31

(In thousands of Canadian dollars)	2012 $	2011 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the period	24,900	23,828
Add (deduct) items not affecting cash:
Depreciation of property and equipment	6,448	6,467
Amortization of intangible assets	4,671	4,684
Deferred income tax	(8)	468
Loss on dispositions	304	604
Share-based compensation expense	1,930	1,443
Provision for self-insured liability and claims	2,918	3,825
Other non-cash items	(1,002)	(3,922)
Share of income from equity investments	(290)	(187)

	39,871	37,210

Trade and other receivables	(6,023)	3,174
Unbilled revenue	(18,034)	(11,035)
Prepaid expenses	1,830	(1,529)
Trade and other payables	(23,576)	(31,511)
Billings in excess of costs	801	(4,469)
Income taxes payable	3,101	(5,260)

	(41,901)	(50,630)

Cash flows used in operating activities	(2,030)	(13,420)

20.	Related-Party Disclosures

Subsidiaries and special purpose entities

As at March 31, 2012, the Company has subsidiaries and special purpose entities that are consolidated in the Company’s financial statements. A list of these subsidiaries and special purpose entities is provided in the Company’s December 31, 2011, annual consolidated financial statements. During the period, the BVE Development, LLC; SEA, Incorporated; and WM Aviation, LLC subsidiaries were dissolved. In addition, the Burt Hill Architects and Engineers, P.C. special purpose entity was dissolved and the Company changed the name of Anshen & Allen Associates Limited to Stantec Limited.

Associated companies and joint ventures

The Company enters into transactions through its investments in associates and joint ventures. These transactions involve providing or receiving services, and during the quarter, these transactions were entered into in the normal course of business and on an arm’s-length basis. A listing of the joint ventures in which the Company is a venturer and a listing of the Company’s investments in associates is provided in the Company’s December 31, 2011, annual consolidated financial statements. During the period, the Company finalized an agreement to be a venturer in the Stantec/Systra JV.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2012

STANTEC INC. (UNAUDITED)

Compensation of key management personnel of the Company

	For the quarter ended March 31

(In thousands of Canadian dollars)	2012 $	2011 $

Salaries and other short-term employment benefits	2,025	1,930
Directors’ fees	69	63
Share-based compensation	1,421	967

Total compensation	3,515	2,960

The Company’s key management personnel include its chief executive officer, chief financial officer, chief operating officer, and senior vice presidents. The amounts disclosed in the table are the amounts recognized as an expense related to key management personnel and directors during the reporting period. Share-based compensation includes the fair value adjustment for the period.

Directors’ interests in share-based payments

Share options held by directors of the Company to purchase ordinary shares have the following expiry dates and exercise prices:

			March 31 2012	March 31 2011

Issue Date	Expiry Date	Exercise Price $	# Outstanding	# Outstanding

January 3, 2003	January 3, 2012	10.80	-	30,000
January 3, 2003	January 3, 2013	12.17	-	60,000
January 3, 2003	January 3, 2013	13.55	-	60,000
December 14, 2004	December 14, 2011	12.25	-	8,000
August 18, 2006	August 18, 2013	20.37	10,000	10,000
August 17, 2007	August 17, 2014	30.61	10,000	10,000
August 18, 2008	August 18, 2015	29.40	7,500	7,500

Total share options outstanding			27,500	185,500

21.	Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. It considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its regional geographic areas.

The Company has three operating segments: Canada, the United States, and International, which are aggregated into the consulting services reportable segment.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2012

STANTEC INC. (UNAUDITED)

Geographic information	Non-Current Assets

(In thousands of Canadian dollars)	March 31 2012 $	December 31 2011 $

Canada	356,177	350,551
United States	325,949	335,213
International	2,935	3,164

	685,061	688,928

Non-current assets for this purpose consist of property and equipment, goodwill, and intangible assets.

Geographic information	Gross Revenue

	For the quarter ended March 31

(In thousands of Canadian dollars)	2012 $	2011 $

Canada	244,639	225,941
United States	177,534	167,308
International	16,878	15,407

	439,051	408,656

Gross revenue is attributed to countries based on the location of the project.

Practice area unit information	Gross Revenue

	For the quarter ended March 31

(In thousands of Canadian dollars)	2012 $	2011 $

Buildings	109,941	111,913
Environment	142,404	142,094
Industrial	89,064	70,003
Transportation	49,910	46,483
Urban Land	47,732	38,163

	439,051	408,656

Allocation of gross revenue to practice area units has been restated for comparative figures due to a realignment of several practice components between our Buildings, Industrial, Transportation, and Urban Land practice area units.

Customers

The Company has a large number of clients in various industries and sectors of the economy. Gross revenue is not concentrated in any particular client.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2012

STANTEC INC. (UNAUDITED)

22.	Event After the Reporting Period

On May 9, 2012, the Company declared a dividend of $0.15 per share, payable on July 19, 2012, to shareholders of record on June 29, 2012.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2012

STANTEC INC. (UNAUDITED)

SHAREHOLDER INFORMATION
HEAD OFFICE	TRANSFER AGENT	PRINCIPAL BANK
200, 10160 – 112 Street Edmonton AB T5K 2L6 Canada Ph: (780) 917-7000 Fx: (780) 917-7330 ir@stantec.com	Computershare | Calgary, Alberta AUDITORS Ernst & Young LLP Chartered Accountants Edmonton, Alberta	Canadian Imperial Bank of Commerce SECURITIES EXCHANGE LISTING Stantec shares are listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol STN.